FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of
October 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SHORT TERM EARNINGS REDUCED BY SAFETY
RELATED MEASURES AT THE SOUTH AFRICAN
OPERATIONS
JOHANNESBURG. 29 October 2008, Gold Fields Limited (NYSE & JSE: GFI) today announced normalised earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations for the
September 2008 quarter of R120 million, compared with earnings of R943 million and R409 million for the June 2008 and September 2007 quarters respectively. In US dollar terms normalised earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations for the September 2008 quarter were US$16 million, compared with earnings of US$123 million and US$58 million in the
June 2008 and the September 2007 quarters respectively.
September 2008 quarter salient features:
Improved safety performance;
Attributable gold production decreased as expected by 8 per cent to 798,000 ounces; half the shortfall is attributable to short term safety related rehabilitation in South Africa;
Cash cost at R153,461 per kilogram (US$617 per ounce) was similar to guidance while NCE at
R226,120 per kilogram (US$909 per ounce) was 8 per cent better than guidance;
Rehabilitation of 95 2 West and 95 3 West access ramps at South Deep completed by the end of September;
First shipment of concentrate at Cerro Corona took place on 30 September;
Main shaft infrastructure rehabilitation at Kloof well on track for completion by end December
2008;
St Ives’ Belleisle achieved full production.
Statement by Nick Holland,
Chief Executive Officer of Gold Fields:
“During the September quarter Gold Fields
delivered its best safety performance ever,
indicating that the intense focus on safety is
delivering results. However, despite the
significant improvements across all measures,
we are not yet satisfied. Gold Fields remains
committed to improving all its safety metrics
and safe production remains the number one
priority.
In line with the guidance that we provided for
Q1 F2009, our earnings were reduced
significantly by the safety related rehabilitation
work at the Driefontein, Kloof and South Deep
mines in South Africa, as well as by higher
costs, driven largely by the annual wage
increases in South Africa and the higher
power tariffs in both South Africa and Ghana,
along with continued inflation across the
globe.
However, with the rehabilitation work in South
Africa as well as the international growth
projects scheduled for completion by the end
of December, we remain on track to achieve
our short term target of a run rate of
approximately 1 million attributable equivalent
ounces of gold during the March quarter next
year, at an NCE of approximately US$725/oz
at R/US$8.00.
A major milestone was achieved post quarter
end with Cerro Corona making its first
shipment of concentrate.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR58.10 – ZAR102.00
- at end September 2008
653,243,630
Average Volume - Quarter
2,934,183 shares / day
- average for the quarter
653,241,161
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$7.16 – US$13.15
ADR Ratio
1:1
Average Volume - Quarter
8,064,404 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS Q1F2009
Health and safety
We deeply regret to report that there were two fatal injuries during the reporting quarter; one ore pass accident and the other accident due to winches and rigging. However, all safety statistics improved with the fatal injury frequency rate for the quarter improving from 0.46 to 0.05 per million hours worked. The lost time injury frequency rate improved from 6.15 to
4.72, the serious injury frequency rate improved from 3.30 to 3.04 and the days lost frequency rate improved from 238 to 209.
The Full Compliance Health and Safety Management System is being revised to improve safety performance. To monitor this, the frequency of safety audits at Driefontein, Kloof and Beatrix have been increased to quarterly and South Deep will be added to the quarterly cycle.
Du Pont, who was tasked to assess the existing health and safety management systems at Gold Fields and benchmark them against international best practices, is continuing with their work at the South African operations and is expected to report back to management during the
December quarter.
Safe production remains our number one priority. While significant progress was made during this quarter, we continue to focus on all of our systems, procedures and practices with a view to improving our overall safety performance. Strategies to further prevent the risk of injury are ongoing.
Financial review
Quarter ended 30 September 2008 compared with
quarter ended 30 June 2008
Revenue
Attributable gold production for the September 2008 quarter amounted to
798,000 ounces compared with 865,000 ounces in the June quarter, a decrease of 8 per cent. This was slightly lower than the guidance given on 1
August, mainly due to a slower build-up of production at Cerro Corona.
Production at the South African operations decreased from 553,000 ounces to 492,000 ounces or 11 per cent. Attributable production at the international operations decreased 2 per cent from 312,000 ounces to 306,000 ounces.
At the South African operations the decrease in gold production in the
September quarter was directly attributable to the rehabilitation programmes at South Deep, Driefontein and Kloof. At Driefontein, the decrease in gold production was slightly better than the guidance given in the June quarterly report, while Kloof achieved 25 per cent above guidance. At Beatrix the 14 per cent quarter on quarter decline in gold production was due to a lower mine call factor which resulted in lower yields. The quarter on quarter decline at South Deep was broadly in line with guidance and resulted from a slower than expected return to operational stability after completion of the restructuring process.
At the international operations, managed gold production at Tarkwa decreased by 7 per cent due to a build-up of gold-in-process (GIP) in the
South Heap leach pads. At Damang, gold production decreased by 12 per cent due to the unexpected failure of the pebble crusher, causing blending issues in the mill. This resulted in an increase in soft blend low grade ore to maintain a balanced mill-feed mix-ratio and a decrease in yield. Total gold production from Ghana reduced by 8 per cent quarter on quarter. Gold production from Australia decreased by 2 per cent. Agnew decreased by 4 per cent mainly due to lower underground grades as well as lower volumes due to a planned six day maintenance shutdown. St Ives was marginally down due to a lower recovery at Lefroy mill but 6 per cent below guidance due to the slow ramp up of Cave Rocks and poor grade from Argo underground.
The average quarterly US dollar gold price achieved decreased 2 per cent from US$895 per ounce in the June quarter to US$874 per ounce in the
September quarter. The average rand/US dollar exchange rate of R7.74 was similar to the R7.77 achieved in the June quarter. As a result of the above factors the rand gold price weakened from R223,568 per kilogram to
R217,586 per kilogram, a 3 per cent decrease. The Australian dollar gold price increased from A$949 per ounce to A$990 per ounce as the US dollar strengthened against the Australian dollar from 0.9434 in the June quarter to
0.9005 in the September quarter.
The decrease in the rand gold price achieved, together with the decrease in production, resulted in revenue of R5,724 million (US$740 million), a decrease in rand terms of 11 per cent compared with the R6,452 million
(US$836 million) achieved in the June quarter.
Operating costs
Operating costs increased from R3,748 million (US$484 million) in the June quarter to R4,233 million (US$547 million) in the September quarter. Total cash costs increased by 22 per cent from R125,359 per kilogram (US$502 per ounce) in the June quarter to R153,461 per kilogram (US$617 per ounce)
in the September quarter.
At the South African operations, operating costs increased from R2,197 million (US$282 million) to R2,468 million (US$319 million), an increase of 12 per cent. This increase was mainly due to the annual wage increase of 10 per cent, the 20 per cent increase in electricity costs and two months of winter power tariffs, together with less capitalised development costs due to less off reef development metres associated with the rehabilitation at Kloof and Driefontein. Total cash costs at the South African operations increased
26 per cent from R121,984 per kilogram (US$488 per ounce) to R153,581 per kilogram (US$617 per ounce).
Operating costs at the international operations, including gold-in-process movements, increased from R1,534 million (US$199 million) to R1,682 million (US$217 million) in the September quarter, an increase of 10 per cent.
More than half of the 10 per cent increase was attributable to the increase in power costs in Ghana, with the balance due to fuel, explosive and cyanide price increases. In Australia, operating costs increased 7 per cent quarter on quarter due to the full quarter application of the St Ives volume net smelter royalty, increases in power and reagent costs and an increase in underground volumes at both St Ives and Agnew. Total cash costs at the international operations increased by 18 per cent from US$522 per ounce in the June quarter to US$616 per ounce in the September quarter.
SOUTH AFRICAN RAND
Salient features
UNITED STATES DOLLARS
Quarter
Quarter
September
2007
June
2008
September
2008
September
2008
June
2008
September
2007
30,661              26,896              24,817
kg                              Gold produced*
oz
(000)
798
865                  986
98,465            125,359             153,461
R/kg
Total cash costs
$/oz
617
502                  431
161,056            217,065             226,120
R/kg
Notional cash expenditure
$/oz
909
869                  706
12,350              12,259              12,698
000                               Tons milled                               000
12,698
12,259              12,350
155,333            223,568             217,586
R/kg                                Revenue                              $/oz
874
895                  680
267                  306                   333
R/ton                         Operating costs                         $/ton
43
39                    38
1,716                2,721               1,574
Rm                            Operating profit                            $m
203
355                   242
34                    42                    27
%                             Operating margin                             %
27
42                    34
429                  843                    39
Rm
Net earnings
$m
5
105                    60
66                  129                      6
SA c.p.s.
US c.p.s.
1
16                      9
411                  881                    39
Rm
Headline earnings
$m
5
111                    58
63                  135                      6
SA c.p.s.
US c.p.s.
1
17                      9
409                  943                  120
Rm
Net earnings excluding gains
and losses on foreign exchange,
financial instruments,
exceptional items and share of
loss of associates after taxation
$m
16
123                    58
63                  144                    18
SA c.p.s.
US c.p.s.
2
19                      9
* Attributable – All companies wholly owned except for Ghana (71.1%) and Cerro Corona (80.7%).
#
Prior period operational results have been restated to exclude the discontinued assets sold during the December 2007 quarter i.e. the Venezuelan assets (Choco 10).

GOLD FIELDS RESULTS Q1F2009 I 2
Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs plus capital expenditure and is reported on a per kilogram and per ounce basis – refer the detailed table on page 16 of this report. The objective is to provide the all-in costs for the Group and for each operation before royalties and greenfields exploration expenditure. The NCE per ounce is an important measure as it determines how much free cash flow is generated before taxation. One of
Gold Fields’ objectives is to manage directly its NCE per ounce and thereby focus on free cash flow.
The NCE for the Group for the September quarter amounted to R226,120 per kilogram (US$909 per ounce) compared with R217,065 per kilogram
(US$869 per ounce) in the June quarter, an increase of 4 per cent. These figures include project expenditure at Cerro Corona. This increase results from the decrease in gold produced and increase in operating costs, partly offset by the decrease in capital expenditure as we move towards completing our growth projects at Cerro Corona, Tarkwa and St Ives.
At the South African operations the NCE increased from R180,712 per kilogram (US$723 per ounce) in the June quarter to R212,742 per kilogram
(US$855 per ounce) in the September quarter. At the international operations (including Cerro Corona) the NCE decreased quarter on quarter from US$1,109 per ounce to US$981 per ounce.
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 42 per cent decrease in operating profit from R2,721 million (US$355 million) to R1,574 million (US$203 million). The
Group operating margin was 27 per cent. The margin at the South African operations decreased from 43 per cent to 26 per cent, while the margin at the international operations decreased from 41 per cent to 30 per cent.
Amortisation
Amortisation increased from R778 million (US$100 million) in the June quarter to R902 million (US$116 million) in the September quarter. At the
South African operations amortisation increased from R390 million (US$50 million) to R462 million (US$60 million). This was mainly due to a R50 million credit in the June quarter at South Deep to reverse over provisions at year end and an increase of R30 million quarter on quarter at Kloof due to an acceleration in amortisation of short life ore reserve development. This was partially offset by a decrease in normal amortisation because of the lower gold production. At the international operations amortisation increased by
R50 million from R352 million (US$46 million) to R402 million (US$52 million)
mainly due to the addition from Cerro Corona of R31 million (US$4 million), an increase in rates at Tarkwa and at St Ives, due to increased mining from
Cave Rocks and Belleisle, partially offset by lower production from the
Damang pit cutback.
Other
Net interest paid was R112 million (US$14 million) for the September quarter compared with R15 million (US$2 million) in the June quarter. This increase was due to increased interest paid at the South African operations because of the higher debt levels and a reduction in the capitalization on qualifying interest.
The share of loss of associates after taxation increased by R72 million
(US$10 million) from R32 million (US$4 million) in the June quarter to R104 million (US$14 million) in the September quarter. This increase relates to further losses incurred by Rusoro.
The loss on foreign exchange decreased from R7 million (US$1 million) in the
June quarter to R6 million (US$1 million) in the September quarter. Both result from the conversion of offshore cash holdings into the functional currency i.e. rands.
The loss on financial instruments for the quarter at R56 million (US$7 million)
compares with a gain of R2 million (US$ nil) in the June quarter. The loss in the September quarter was mainly due to a mark to market loss on a diesel hedge in Ghana and Australia which amounted to R37 million (US$5 million)
and R16 million (US$2 million) respectively.
Other costs increased from R76 million (US$10 million) to R115 million
(US$15 million) mainly due to the increase in share based payments. The
2008 allocations were accounted for in full this quarter as opposed to only one month included in the June quarter and increased research and development on the drive to increase the use of technology in the Group.
Exploration
Exploration expenditure, decreased from R107 million (US$14 million) in the
June quarter to R68 million (US$9 million) in the September quarter. This decrease was due to lower expenditure in Australia due to timing, mainly at
Lachlan and Mt Carlton and the fact that exploration expenditure tends to vary in line with activity. Refer to the Exploration and Corporate
Development section for more detail.
Exceptional items
The exceptional gain in the September quarter amounted to R114 million
(US$15 million) compared with a loss of R95 million (US$17 million) in the
June quarter. The gain in the September quarter relates to a R132 million
(US$17 million) insurance claim, partially offset by an additional R18 million
(US$2 million) restructuring costs, both at South Deep. The loss in the June quarter comprised mainly a R65 million (US$8 million) provision for restructuring costs at South Deep and impairment of assets of R51 million
(US$7 million) in Australia. This was partially offset by the reversal of an over provision of R21 million (US$3 million) on the 9 shaft project at Driefontein.
Taxation
Taxation for the quarter amounted to R257 million (US$33 million) compared with R664 million (US$87 million) in the June quarter. The decrease reflects the decrease in profit before tax for the quarter. The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations.
Earnings
Net profit attributable to ordinary shareholders amounted to R39 million
(US$5 million) or 6 SA cents per share (US$0.01 per share), compared with
R843 million (US$105 million) or 129 SA cents per share (US$0.16 per share) in the June quarter.
Headline earnings i.e. earnings less the after tax effect of asset sales, impairments, the sale of investments and discontinued operations, was R39 million (US$5 million) or 6 SA cents per share (US$0.01 per share), compared with earnings of R881 million (US$111 million) or 135 SA cents per share (US$0.17 per share) in the June quarter.
Earnings excluding exceptional items as well as net gains and losses on foreign exchange, financial instruments, loss of associates after taxation and discontinued operations amounted to R120 million (US$16 million) or 18 SA cents per share (US$0.02 per share), compared with earnings of R943 million
(US$123 million) or 144 SA cents per share (US$0.19 per share) reported in the June quarter.
Cash flow
The cash outflow from operating activities for the quarter amounted to R32 million (US$1 million), compared with a cash inflow of R2,568 million
(US$334 million) in the June quarter. This quarter on quarter decrease of
R2,600 million (US$335 million) is due mainly to the decrease in profit before tax of R1,287 million (US$166 million), a working capital outflow of R577 million (US$75 million) in the September quarter compared with an inflow of
R263 million (US$36 million) in the June quarter and an increase in taxation paid from R195 million (US$28 million) to R913 million (US$115 million). The net increase in working capital of R840 million (US$111 million) was mainly due to the payment of creditors at Cerro Corona raised at June year end and funding of working capital needs.
As expected, capital expenditure decreased from R2,525 million (US$327 million) in the June quarter to R1,813 million (US$234 million) in the
September quarter. Cerro Corona accounted for 75 per cent of this decrease.
At the South African operations capital expenditure decreased from R913 million (US$118 million) in the June quarter to R788 million (US$102 million)
in the September quarter. This decrease of R125 million was mainly as a result of the cessation of the Driefontein 9 shaft project and expenditure on equipment for mechanised development at South Deep incurred in the previous quarter. Expenditure on ore reserve development at Driefontein,
Kloof, and Beatrix accounted for R76 million (US$10 million), R143 million
(US$18 million), and R92 million (US$12 million) respectively. Expenditure on the new mine development at South Deep continued and amounted to
R70 million.
At the international operations capital expenditure decreased from R1,605 million (US$209 million) to R1,014 million (US$131 million). This was mainly due to reduced capital expenditure of R520 million (US$66 million) at Cerro
Corona as the project moves through commissioning into full production. In
Ghana, expenditure at Tarkwa increased by R33 million (US$3 million)
mainly on the CIL plant (US$5 million) and additions to the primary mining fleet (US$15 million), partially offset by lower expenditure on sundry mining and metallurgical equipment (US$7 million). In Australia, capital expenditure decreased by R89 million (A$12 million) due to the completion of the Belleisle development and timing of on-mine development of R42 million (A$6 million)
at St Ives, and a decrease of R47 million (A$6 million) at Agnew on accommodation costs at Leinster, which was paid for in the June quarter.
Capital expenditure at the Cerro Corona mine in Peru amounted to R168 million (US$22 million) in the September quarter compared with R687 million
(US$88 million) in the June quarter. Cumulative expenditure to date amounts to US$510 million and is estimated at between US$540 million to US$550 million at project completion.

3 I GOLD FIELDS RESULTS Q1F2009
Purchase of investments in the September quarter amounted to R87 million
(US$11 million) mainly for the acquisition of 2.6 million shares in Sino Gold
Ltd. required to take our total interest to 19.9 per cent. Purchase of investments in the June quarter amounted to R708 million (US$97 million)
and included the acquisition of shares in Sino Gold Ltd., Conquest Mining
Ltd. and Orsu Metals Corp. (formerly Lero Gold Company).
Net cash inflow from financing activities in the September quarter amounted to R2,598 million (US$336 million). This included loans received in the
September quarter to fund capital expenditure at Cerro Corona and South
Deep, tax payments in South Africa and due to funding of short term working capital needs. Repayments of South African rand loans amounted to R693 million (US$90 million). Net cash inflow from financing activities in the June quarter amounted to R1,095 million (US$143 million). Loans received amounted to R1,165 million (US$150 million) to fund the purchase of offshore investments and capital funding for Cerro Corona. Loan repayments of
South African rand loans amounted to R850 million (US$105 million). A rights issue at Cerro Corona amounting to US$96 million (R768 million) was accounted for during the June quarter, all of this money having been raised from the minority shareholders in this project following the capitalisation of cumulative shareholder loan funding from Gold Fields into equity.
Net cash outflow for the quarter was R126 million (US$14 million) compared with a net cash inflow of R19 million (US$6 million outflow) in the June quarter. After accounting for a negative translation adjustment of R63 million
(US$8 million), the cash balance at the end of September was R1,818 million
(US$229 million). The cash balance at the end of June was R2,007 million
(US$251 million).
Balance sheet (Investment and net debt)
Investments decreased from R5,704 million (US$713 million) at 30 June
2008 to R4,861 million (US$613 million) at 30 September 2008. This decrease was due to a mark to market loss on the Gold Fields share portfolio. These mark to market losses have been accounted for under equity.
Net debt (long-term loans plus current portion of long-term loans less cash and deposits) has increased from R4,991 million (US$624 million) at 30 June
2008 to R7,756 million (US$978 million) at 30 September 2008. This increase in total debt is as a result of borrowings incurred to fund capital expenditure at Cerro Corona and South Deep, tax payments at the South
African operations and funding of working capital needs mainly at Cerro
Corona.
Detailed and operational review
South African operations
Cost and revenue optimisation initiatives
During financial 2008, the South African operations reviewed the suite of projects under Project 500 and identified the following for implementation over the next two to five years.
Project 1M
Project 1M is a productivity initiative that aims to stop the decline in face advance and increase that advance by an extra metre by the end of financial
2010, through the following key improvement initiatives in:
· drilling and blasting practices.
· cleaning and sweeping practices.
· cycle mining and training.
Project 2M
Project 2M is a technology initiative aimed at mechanising all flat-end development at the long-life shafts by financial 2010. The aim of the project is to improve safety, productivity and increase reserve flexibility. It targets a mechanisation rate of 43 per cent of flat-end development in financial 2009, reaching 100 per cent by 30 June 2010. During the quarter 25 per cent of flat-end development was achieved with mechanised equipment and machinery.
Project 3M
Project 3M is a suite of projects focused on reducing energy and utilities consumption, work place absenteeism and surface (“above-ground”) costs which includes cost savings initiatives and enhancing the procurement processes.
The energy and utilities projects, comprising power, diesel and the related consumption of air and water, targets savings of R130 million by financial
2010, through a 10 per cent reduction in power consumption and a 20 per cent reduction in diesel; R70 million in financial 2009 and R60 million in financial 2010. These savings are against the baseline consumption for the fiscal year 2008.
Reducing energy and utility consumption at the operations mitigates the safety risk to employees of interruptible power supply, maintains integrity of equipment and machinery and minimises the erosion of operating margins arising from higher tariffs and oil prices.
Some of the key initiatives include on-line monitoring of power consumption, improved main fan vane controls, energy efficient lighting and pumping, replacement of compressed air drills with electric drills at long life shafts and reducing air and water wastage through stope shut-off valves. In the case of diesel, stricter controls have been enforced, supported by the continued
replacement of diesel locos with battery locos and upgrading of the old surface vehicle fleet.
The savings from these projects during the quarter amounted to R36 million, comprising R35 million on power and R1 million on diesel. The average power consumed for the quarter was 4 per cent below the baseline. The average diesel consumed was 3 per cent lower than the baseline.
The management of work place absences project (“Unavailables project”)
aims to reduce the impact on lost production and costs arising from work place absenteeism.
This project aims to reduce work place absenteeism by 4 per cent by 2010, from 12 per cent currently to 8 per cent, with a target of 2 per cent in each of financial 2009 and 2010. This will be achieved through a series of aggressive initiatives to reduce unnecessary time spent by employees in training, induction and the engagement and health care assessment processes, through the creation of the one-stop engagement and health assessment centre for the West Wits operations. Stricter controls have been implemented to manage absenteeism and the abuse of sick leave, whilst the wellness programmes, which aim at promoting employee fitness and a healthy lifestyle, will continue. Improving employee and union relations remains critical to reducing the impact of work place absenteeism due to strikes or stay-ways.
Unavailables for the quarter were 2 per cent above the target largely due to the impact of the COSATU stay-way, increased training at the operations in line with the Group’s safety initiatives, coupled with the on-going productivity team-training programmes.
The above-ground cost project aims to reduce above-ground costs by at least
R100 million per annum. Various initiatives are in place, including a review of above-ground surface labour, improved workshop performance, more effective salvage and reclamation programmes, enhancing the procurement processes and more efficient management of stores through a vigorous application of standards and norms. During the quarter R32 million cost savings were realised under this project as follows:
· Contracted capital and working cost benefits of R7 million were achieved from rise-and-fall fuel price reductions, from competitive bulk steel products and professional services tenders, as well as delayed payment terms on loco drill rigs, cable price reductions, improved quality on medium voltage motors repairs and savings due to improved standards on multi-stage pumps.
· R13 million cost avoidance benefits were negotiated on steel products, explosives and accessories, blasting barricades, drilling systems, electric cables, cementation and litigation settlement expenses. The capital portion of the cost avoidance benefits was achieved mainly through steel forward orders early in financial 2008, delivered during the September quarter.
· In addition, R12 million benefits were achieved through settlement discounts and efficiency related savings in commercial services.
International operations
Integrated continuous improvement initiatives and
strategic sourcing / contracts benefits achieved
Due to the slowdown in global demand during the September quarter international operations saw diesel related rise-and-fall claw-back benefits which are expected to continue into the December quarter. A weaker
Australian exchange rate might potentially soften the diesel rise-and-fall savings claw-back to some extent. Both Australia and Ghana has made good progress over the last quarter through contractor mining joint optimisation initiatives. Consolidated total cost contracted and realised benefits of around US$7 million were achieved across the international operations for the quarter.
Continuous improvement benefits and value add
highlights per region:
Australia
September quarter diesel rise-and-fall price reductions resulted in A$800 thousand savings in Australia. Around A$5 million additional contracted and realised benefits were achieved through underground improvement projects

GOLD FIELDS RESULTS Q1F2009 I 4
and power recovery costs at St Ives. Furthermore due to long term strategic partnerships and aligned vendor focus, the Australian operations remained unaffected by the Western Australian power short-supply period.
During the December quarter the underground project opportunity assessment at St Ives will be completed and the remaining projects initiated to improve key areas, such as maintenance and quality mining. The surface and underground mining contracts both expire during financial 2009. Work is being undertaken to identify improvements to each contract to determine if the contracts should be rolled over.
Ghana
Diesel rise-and-fall price reductions in Ghana added around US$1.2 million savings during the September quarter. At Damang, good progress was made in identifying opportunities for total cost reduction through improved mining sequences and logistics performance.
For the December quarter the key focus will be on contractor and cost reductions at Damang, the commissioning of the new emulsion plant and a review of key maintenance and repair contracts at Tarkwa.
Peru
The September quarter commenced with the successful hand over of all mine development project contract commitments and open orders. New teams and capabilities were established for on-site management, outbound transport, storage, loading and ship brokering of concentrate. A major milestone was achieved when the first concentrate was produced, transported to the Salaverry Port and shipped successfully. Concentrate logistics performance management processes were implemented to ensure continuous risk and optimisation reviews.
During the December quarter added focus will be on reviewing explosives value added services and diesel consolidation opportunities.
South African operations
Royalty bill
The Mineral and Petroleum Resources Royalty Bill was introduced into
Parliament by the Minister of Finance on 26 June 2008. National Treasury
released an Explanatory Memorandum relating to the Bill on 20 August 2008 for final comment by 17 October 2008. The previous formula has been changed from EBITDA to EBIT (with 100 per cent capital expenditure taken into account in the calculation of EBIT). A cap of 5 per cent has also been introduced for refined minerals (gold and platinum) with a surcharge add-on in the formula of 0.5 per cent. The Bill comes into effect on 1 May 2009.
Driefontein
September
2008
June
2008
Gold produced
- kg
6,428
6,786
-
000’ozs
206.7
218.2
Yield  - underground
- g/t
8.1
8.2
- combined
- g/t
4.2
4.4
Total cash costs
- R/kg
130,149
103,537
-
US$/oz
523
414
Notional cash expenditure   - R/kg
169,306
153,905
-
US$/oz
680
616
Gold production decreased by 5 per cent from 6,786 kilograms (218,200 ounces) in the June quarter to 6,428 kilograms (206,700 ounces) in the
September quarter in line with the previous guidance. The decrease in production was directly attributable to the decision to address backlog secondary support. Underground yield decreased from 8.2 grams per ton to
8.1 grams per ton for the quarter as a result of the backlog secondary support programme, as higher grade areas at 4 shaft and 5 shaft were temporarily unavailable. The labour build-up at 6 shaft is progressing to plan and the first gold production is expected in the December quarter. Gold production from
10 shaft will continue on a cleaning and reclamation basis only, as no physical mining will take place following the safety review of pillar mining.
Surface yield remained constant at 0.7 grams per ton. Underground tonnage decreased from 760,000 tons in the June quarter to 724,000 tons in the
September quarter due to the backlog secondary support programme. The reduction in underground tonnage was partially offset by an increase in surface tonnage from 785,000 tons to 812,000 tons.
Main development decreased by 41 per cent for the quarter and on-reef development decreased by 31 per cent, mainly as a result of the development crews being utilised to assist with the backlog secondary support programme at the high grade 1, 4 and 5 shafts. Most of the on-reef development for the quarter was done in prospecting areas at the lower grade 8 shaft due to the unavailability 1, 4 and 5 shafts for on-reef development. This resulted in a decrease of 35 per cent in the average development value to 833 cm.g/t.
Operating costs increased 19 per cent, from R742 million (US$95 million) to
R881 million (US$114 million). The increase in operating cost is attributable to the annual wage increase, the 20 per cent electricity price increase and two higher winter tariff months, the reduction in the capitalisation of off-reef development costs due to lower off-reef development because of the focus on backlog secondary support and the cost of the backlog secondary support. Total cash costs increased 26 per cent, from R103,537 per kilogram to R130,149 per kilogram and from US$414 per ounce to US$523 per ounce respectively.
Operating profit decreased from R785 million (US$103 million) in the June quarter to R509 million (US$66 million) in the September quarter as a result of the increase in operating costs, the decrease in production and the lower gold price received.
Capital expenditure decreased from R303 million (US$39 million) to R207 million (US$27 million), in line with the forecast. This decrease was mainly due to decreased expenditure on the mothballed 9 shaft project (R67 million), ore reserve development (R21 million) and a lower spending on new technology and other sustaining projects (R8 million).
Notional cash expenditure increased from R153,905 per kilogram (US$616 per ounce) to R169,306 per kilogram (US$680 per ounce) due to the increased operating cost and decrease in gold output, partially offset by a decrease in capital expenditure.
The forecast for the December quarter is as follows:
· Gold produced – 6,500 kilograms (209,000 ounces)
· Total cash costs* – R130,000 per kilogram (US$505 per ounce)
· Capital expenditure* – R250 million (US$31 million)
· Notional cash expenditure* – R174,000 per kilogram (US$675 per ounce)
* Based on an exchange rate of US$1 = R8.00.
Gold production is expected to be slightly higher than the previous quarter mainly due to production areas becoming available for mining after the backlog secondary support is installed and the build-up at 6 shaft to full production, partially offset by the stoppage of mining activities due to the double fatality which occurred on 15 October 2008. Total cash costs are expected to be marginally lower. The increase in capital expenditure is due to increased expenditure on the tailings uranium project, the water plant project, emergency power generation, new technology projects and housing upgrades. The lower expenditure on capitalised development costs due to the focus on secondary support is expected to continue in the December quarter.
Kloof
September
2008
June
2008
Gold produced
- kg
4,871
5,577
-
000’ozs
156.6
179.3
Yield  - underground
- g/t
7.7
7.5
- combined
- g/t
5.0
4.9
Total cash costs
- R/kg
153,747
119,240
-
US$/oz
618
477
Notional cash expenditure   - R/kg
210,142
167,940
-
US$/oz
844
672
Gold production decreased by 13 per cent from 5,577 kilograms (179,300 ounces) in the June quarter to 4,871 kilograms (156,600 ounces) in the
September quarter. This is 25 per cent higher than the market guidance given for the September quarter due to better logistical planning for movement of people, material and ore in the remainder of the mine to accommodate the Main shaft rehabilitation programme. The decrease in production compared with the previous quarter was mainly due to the stoppage at Main shaft for repairs from the end of July 2008. This is planned to be completed by the end of December 2008. The fatal at 1 shaft, the one day protected labour stay-away organised by COSATU and to a lesser extent a fire at 7 shaft also caused additional production stoppages.
Underground tonnage decreased from 688,000 tons to 603,000 tons and surface tons milled decreased from 455,000 tons to 368,000 tons. The benefit of intensified underground sweeping and vamping initiatives realised
a 3 per cent higher underground grade from 7.5 grams per ton to 7.7 grams per ton and the combined grade also benefited from lower surface volumes.

5 I GOLD FIELDS RESULTS Q1F2009
Total main development decreased by 13 per cent for the quarter while on-
reef development was similar to the previous quarter. The on-reef development value was 17 per cent higher for this quarter. Off-reef development was lower as a result of the logistical constraints due to the
Main shaft rehabilitation programme.
Operating costs increased by 13 per cent from R694 million (US$89 million)
in the June quarter to R785 million (US$101 million) in the September quarter. September quarter costs include higher labour costs due to annual wage increases, increased electricity cost as a result of the 20 per cent price increase and two higher winter tariff months, increased commodity, steel and fuel costs and lower off-reef development capitalised. As a consequence of the higher costs and the lower gold output total cash cost increased 30 per cent from R119,240 per kilogram to R153,747 per kilogram. In US dollar terms, total cash costs increased from US$477 per ounce to US$618 per ounce.
Operating profit decreased from R558 million (US$72 million) to R274 million
(US$35 million) mainly due to the lower production, increased costs and the lower gold price.
Capital expenditure at R238 million (US$31 million) decreased by 2 per cent compared with the previous quarter’s expenditure of R242 million (US$28 million). The Main shaft rehabilitation programme is expected to cost R78 million (US$10 million) and is on schedule for completion by the end of
December.
Notional cash expenditure increased from R167,940 per kilogram to
R210,142 per kilogram due to the increase in costs and the lower gold production.
The forecast for the December quarter is as follows:
· Gold produced – 4,200 kilograms (135,000 ounces)
· Total cash costs* – R179,000 per kilogram (US$697 per ounce)
· Capital expenditure* – R270 million (US$34 million)
· Notional cash expenditure* – R251,000 per kilogram (US$976 per ounce)
* Based on an exchange rate of US$1 = R8.00.
Gold production for the December quarter is better than guidance provided at half year and forecast to decrease by about 14 per cent compared with the
September quarter because of the full impact of the Main shaft repair programme and to a lesser extent the disruption caused by the underground fire at 7 shaft. The Main shaft repair programme started early in August resulting in only two months of reduced production in the September quarter compared with a full quarters production loss forecast for the December quarter. Total cash cost will increase in the December quarter as a result of the lower gold production. Capital expenditure is planned to increase to
R270 million (US$34 million) mainly due to the Main shaft repairs.
Beatrix
September
2008
June
2008
Gold produced
- kg
3,156
3,678
-
000’ozs
101.5
118.3
Yield                                -
g/t                                4.0
4.7
Total cash costs
- R/kg
150,982
119,467
-
US$/oz
607
478
Notional cash expenditure   - R/kg
206,622
166,096
-
US$/oz
830
665
Gold production at Beatrix decreased by 14 per cent from 3,678 kilograms
(118,300 ounces) in the June quarter to 3,156 kilograms (101,500 ounces) in the September quarter. This is lower than the guidance due to the lower
Mine Call Factor (MCF) during the quarter. Tons milled increased from
778,000 tons to 790,000 tons and yield decreased from 4.7 grams per ton in the June quarter to 4.0 grams per ton for the September quarter due to a lower MCF. During September month the mined volumes and MCF reverted to planned levels.
Development metres also showed a quarter on quarter reduction, with total main development decreasing by 4 per cent to 9,260 metres and main on-
reef development at 1,620 metres, which is 339 metres or 17 per cent lower than the previous quarter. Main development values were 2 per cent lower at
795 cmg/t as a result of the majority of raises traversing lower grade areas in the short term as anticipated by local geological models.
Operating costs quarter on quarter increased by 9 per cent, from R460 million
(US$59 million) to R499 million (US$65 million). The increase in costs was mainly due to annual wage increases, increased material usage and higher electricity costs arising from the 20 per cent price increase and the two higher winter tariff months in the quarter. Total cash costs increased by 26 per cent from R119,467 per kilogram in the June quarter to R150,982 per kilogram in the September quarter, mainly due to lower gold output and cost increases.
In US dollar terms total cash costs increased by 27 per cent from US$478 per ounce to US$607 per ounce.
Beatrix posted an operating profit of R127 million (US$16 million) for the quarter compared with R372 million (US$50 million) in the June quarter.
Capital expenditure was similar quarter on quarter at R154 million (US$20 million).
Notional cash expenditure increased from R166,096 per kilogram (US$665 per ounce) to R206,622 per kilogram (US$830 per ounce).
The forecast for the December quarter is as follows:
· Gold produced – 3,450 kilograms (111,000 ounces)
· Total cash costs* – R141,000 per kilogram (US$547 per ounce)
· Capital expenditure* – R165 million (US$21 million)
· Notional cash expenditure* – R195,000 per kilogram (US$756 per ounce)
* Based on an exchange rate of US$1 = R8.00.
The decrease in total cash costs in the December quarter forecast is mainly as a result of increased gold output.
International operations
Ghana
Tarkwa
September
2008
June
2008
Gold produced
- 000’ozs
156.3
168.6
Yield  - heap leach
- g/t
0.7
0.8
- CIL plant
- g/t
1.6
1.6
- combined
- g/t
0.9
1.0
Total cash costs
- US$/oz
548
443
Notional cash expenditure   - US$/oz
1,029
856
Gold production for the September quarter decreased by 7 per cent from
168,600 ounces to 156,300 ounces. The decrease in production was mainly due to a decrease in yield as a result of a build-up of gold-in-process (GIP) in the South heap leach pads. Tons processed were in line with the previous quarter at 5.5 million tons. Combined yield decreased from 1.0 gram per ton to 0.9 grams per ton.
Total tons mined, excluding capital stripping, increased from 20.6 million tons to 24.2 million tons due to an improvement in fleet efficiencies after the radial tyre shortages experienced during the previous quarter was addressed. Ore mined increased from 4.8 million tons to 5.5 million tons in the September quarter. The achieved head grade reduced from 1.29 grams per ton to 1.21 grams per ton. The overall strip ratio for the quarter was higher at 4.58 compared with 4.37 in the June quarter
Total feed to the heap leach sections increased from 4.07 million tons for the
June quarter to 4.15 million tons. Heap Leach yield for the quarter decreased from 0.8 grams per ton for the June quarter to 0.7 grams per ton in the
September quarter, due to the GIP build-up in the South heap leach. As a result the heap leach sections produced 88,000 ounces, 10 per cent lower than the 97,700 ounces produced in the June quarter. This gold build-up is expected to be recovered as irrigation on the heaps returns to normal after stacking on these heaps is completed towards the end of the calendar year.
Effective completion of stacking at the South heap leach will match the ramp-
up of the CIL expansion.
The total feed to the CIL plant was 1.35 million tons compared with 1.40 million tons in the June quarter. The lower feed was as a result of the CIL expansion tie-in activities that impacted on plant availability. CIL yield was
1.6 grams per ton similar to the June quarter. The CIL plant produced 68,200 ounces in the September quarter compared with 70,900 ounces in the previous quarter.
Operating costs, including gold-in-process movements, increased from
US$76 million (R585 million) in the June quarter to US$86 million (R664 million) in the September quarter. Over US$6 million of this increase was attributable to Government increases in power tariffs effective from 1 July
2008. A reduction in these power tariffs is being negotiated. The balance of the increase was mainly due to fuel and explosives price increases.

GOLD FIELDS RESULTS Q1F2009 I 6
Operating profit was 33 per cent lower at US$50 million (R388 million)
compared with US$75 million (R575 million) in the June quarter.
Capital expenditure increased from US$69 million (R523 million) to US$72 million (R556 million) for the quarter, with expenditure on the CIL expansion
(US$36 million), primary mining equipment (US$15 million) and pre-stripping at the Teberebie cutback (US$13 million) being the major capital expenditures for the quarter.
Notional cash expenditure for the quarter increased from US$856 per ounce to US$1,029 per ounce and included the effect of the high capital expenditure on the mill expansion, now nearing completion.
The forecast for the December quarter is as follows:
· Gold produced – 150,000 ounces
· Total cash costs – US$580 per ounce
· Capital expenditure – US$62 million
· Notional cash expenditure – US$995 per ounce
Gold production is expected to decrease in the December quarter compared with the September quarter due to the integration of the new plant and completion of the South heap leach facility. The CIL commissioning is planned for December. Unit cash costs are expected to increase due to the lower gold production and the flow through of reduced fuel prices, based on lower world oil prices, which will only be realised towards the end of
December.
Damang
September
2008
June
2008
Gold produced
- 000’ozs
44.0
50.0
Yield
- g/t
1.2
1.5
Total cash costs
- US$/oz
790
578
Notional cash expenditure   - US$/oz
895
773
Gold production decreased 12 per cent from 50,000 ounces in the June quarter and against guidance, to 44,000 ounces in the September quarter.
This was mainly due to the unavailability of the pebble crusher, resulting in additional feed of low grade oxide material to balance the mill-feed blend, resulting in a decline in yield from 1.5 grams per ton to 1.2 grams per ton.
Although there were sets of critical spares on site, these failed upon installation and the replacement original equipment manufacturer (OEM)
parts were only received in the latter half of the quarter.
Total tons mined, including capital stripping, reduced by 5 per cent from 6.53 million tons in the June quarter to 6.22 million tons in the September quarter.
Ore mined also decreased from 1.24 million tons to 1.13 million tons. The strip ratio increased from 4.29 in the June quarter to 4.51 in the September quarter.
The mill throughput for the quarter increased from 1.06 million tons achieved in the June quarter to 1.14 million tons in the September quarter. This was due to a softer blend feed to the plant during the rebuilding of the pebble crusher. Despite this, the lower grade resulted in less gold produced.
Operating costs, including gold-in-process movements increased from US$29 million (R225 million) to US$35 million (R276 million). The increase in costs was mainly attributable to a government imposed increase in power tariffs effective from 1 July 2008, and increases in diesel and cyanide costs. Total cash costs increased from US$578 per ounce to US$790 per ounce reflecting the reduction in production and increase in costs.
Operating profit for the September quarter at US$3 million (R26 million) was
81 per cent lower than the US$16 million (R120 million) achieved in the June quarter.
Capital expenditure at US$4 million (R30 million) was slightly lower than the
US$6 million (R45 million) spent in the June quarter, with the majority of this expenditure on the Damang pit cutback, dewatering and plant pebble crusher maintenance.
Notional cash expenditure for the quarter was US$895 per ounce compared with the previous quarter’s US$773 per ounce mainly as a result of the increase in power costs and the lower production.
The forecast for the December quarter is as follows:
· Gold produced – 50,000 ounces
· Total cash costs – US$630 per ounce
· Capital expenditure – US$5 million
· Notional cash expenditure – US$740 per ounce
Gold production is expected to increase in the December quarter compared with the September quarter due to the return of hard rock feed as the pebble crusher returns to production. Resulting yields should improve as a consequence of the improved mill feed blend.
Australia
St Ives
September
2008
June
2008
Gold produced
- 000’ozs
101.2
101.5
Yield  - heap leach
- g/t
0.4
0.5
- milling
- g/t
2.5
2.5
- combined
- g/t
1.7
1.8
Total cash costs
- A$/oz
786
702
-
US$/oz
708
663
Notional cash expenditure   - US$/oz
986
971
Gold produced remained steady at 101,200 ounces in the September quarter compared with 101,500 ounces in the June quarter. This performance was significantly below the guidance due to the slow ramp-up of Cave Rocks and poor grade reconciliation from Argo underground. Improved output is expected from Cave Rocks during the December quarter due to the completion of the ventilation system. At Argo, a new mining method was implemented at the start of the September quarter with a reduction in dilution in flat stopes expected by the end of the December quarter.
Gold produced from the Lefroy mill decreased slightly from 92,600 ounces to
92,200 ounces due to mill blend. Tons milled and yield were virtually unchanged at 1.17 million tons and 2.5 grams per ton respectively.
Gold produced from heap leach increased from 8,900 ounces in the June quarter to 9,000 ounces in the September quarter. Tons treated from heap leach increased from 567,000 tons to 646,000 tons and recoveries remained constant at around 53 per cent. Yield decreased from 0.5 grams per ton to
0.4 grams per ton due to an increase in the proportion of lower grade fresh ore mined from the Leviathan pit cutback.
At the open pit operations 1.4 million tons of ore were mined for the quarter, compared with 1.2 million tons of ore in the June quarter. The Cave Rocks and Blue Lode open pits were completed. Grade decreased from 1.9 grams per ton to 1.7 grams per ton. The average strip ratio including capital waste was 4.7 in the September quarter, compared with 5.8 in the June quarter.
At the underground operations 248,000 tons of ore were mined at 4.7 grams per ton for the quarter, compared with 183,000 tons of ore mined at 5.2 grams per ton for the June quarter. The increase in volume was mainly from the new underground operations at Belleisle and Cave Rocks and from Argo, where the paste fill delays reported in the prior quarter have been resolved.
Belleisle achieved full production levels during the September quarter.
Operating costs, including gold-in-process movements, increased from A$73 million (R527 million) in the June quarter to A$81 million (R565 million) in the
September quarter. This increase was mainly due to the first full quarter application of the 4 per cent net smelter royalty of A$4 million which applies to produced ounces and increased underground mining costs due to the 36 per cent increased volumes from underground. Total cash costs increased from A$702 per ounce (US$663 per ounce) to A$786 per ounce (US$708 per ounce).
Operating profit decreased from A$23 million (R173 million) to A$19 million
(R133 million) in line with the increased costs and the decrease in the
Australian gold price from A$990 per ounce to A$949 per ounce.
Capital expenditure decreased from A$36 million (R259 million) in the June quarter to A$30 million (R212 million) in the September quarter. The majority of this expenditure was spent on mine development (A$21 million - R141 million) and included development activity at Cave Rocks, completion of infrastructure development at Belleisle underground mine, the continuation of development at Argo and waste stripping at the future Agamemnon South and Grinder pits. Exploration expenditure at A$8 million (R54 million)
includes an increased focus on Athena.
Notional cash expenditure increased from A$1,029 per ounce (US$971 per ounce) in the June quarter to A$1,095 per ounce (US$986 per ounce) in the
September quarter, mainly due to increased operating costs, partially offset by a reduction in capital expenditure.

7 I GOLD FIELDS RESULTS Q1F2009
The forecast for the December quarter is as follows:
· Gold produced – 110,000 ounces
· Total cash costs* – A$740 per ounce (US$630 per ounce)
· Capital expenditure* – A$28 million (US$24 million)
· Notional cash expenditure* – A$990 per ounce (US$840 per ounce)
* Based on A$1 = US$0.85.
The gold production increase is in line with increased production forecast from the new underground mines at Cave Rocks and Belleisle. Development of these new underground mines will continue to remain a focus area to return production to between 115,000 ounces and 120,000 ounces per quarter from the March quarter. Total cash costs and notional cash expenditure are forecast to decrease as a consequence. The mine is positioned to achieve these production levels in the second half of financial
2009.
Agnew
September
2008
June
2008
Gold produced
- 000’ozs
52.2
54.6
Yield                                -
g/t                                 5.3
5.0
Total cash costs
- A$/oz
548
479
-
US$/oz
494
452
Notional cash expenditure  - US$/oz
588
662
Gold production decreased 4 per cent from 54,600 ounces in the June quarter to 52,200 ounces in the September quarter. A 9 per cent decrease in processing volumes from 339,000 tons in the June quarter to 308,000 tons in the September quarter, was partially offset by a 5 per cent increase in yield, from 5.0 gram per ton to 5.3 gram per ton. The higher yield was due to an improved performance from the Waroonga underground complex with increased overall tonnages extracted from the complex. The lower processing volumes were the result of a planned six day maintenance shutdown at the plant during July.
Ore mined from underground increased 5 per cent from 165,000 tons in the
June quarter to 173,000 tons in the September quarter. Underground mining achieved a new quarterly production record with an average of almost 58,000 tons per month, against the previous best of 55,000 tons per month in the previous quarter.
Main Lode production was increased to replace the production from the completed Songvang stockpiles. This resulted in a decrease of overall grade mined for the quarter from 10.6 grams per ton to 8.1 grams per ton.
Operating costs, including gold-in-process movements, increased 7 per cent from A$27million (R197 million) in the June quarter to A$29 million (R203 million) in the September quarter. The increase in operating cost was mainly due to the increase in ore mined at lower grade, and a release of gold-in-
process stocks. Total cash costs per ounce increased by 14 per cent from
A$479 per ounce (US$452 per ounce) in the June quarter to A$548 per ounce (US$494 per ounce) in the September quarter.
Operating profit decreased from A$26 million (R179 million) for the June quarter to A$23 million (R158 million) in the September quarter.
Capital expenditure decreased from A$13 million (R91 million) in the June quarter to A$7 million (R49 million) for the September quarter. The higher expenditure in the June quarter related to payments for single persons accommodation at Leinster.
Notional cash expenditure decreased from A$702 per ounce (US$662 per ounce) in the June quarter to A$653 per ounce (US$588 per ounce) in the
September mainly due to the decrease in capital expenditure.
The forecast for the December quarter is as follows:
· Gold produced – 46,000 ounces
· Total cash costs* – A$555 per ounce (US$470 per ounce)
· Capital expenditure* – A$14 million (US$12 million)
· Notional cash expenditure* – A$885 per ounce (US$750 per ounce)
* Based on A$1 = US$0.85.
Gold production for the December quarter is expected to reduce due to the completion of the Songvang stockpiles. Notional cash expenditure per ounce is expected to increase by 28 per cent with additional capital expenditure of
A$3 million on upgrading catering facilities at Leinster as part of the new accommodation agreement and focus on underground development at the
Waroonga complex.
Quarter ended 30 September 2008 compared
with quarter ended 30 September 2007
Group attributable gold production decreased by 19 per cent from 986,000 ounces for the quarter ended September 2007 to 798,000 ounces produced in the September 2008 quarter. These production results and the results below exclude the results of Choco 10 sold during financial 2008, as these results are accounted for under discontinued operations.
At the South African operations gold production decreased from 689,000 ounces to 492,000 ounces. Driefontein’s gold production decreased from
260,000 ounces to 207,000 ounces due to the stopping of 6 and 7 shafts following the Eskom power rationing, the stoppage of 10 shaft due to increased seismicity, reduced pillar mining for safety reasons, reduced surface grades and reduced mining due to the focus on backlog secondary support during the September quarter.
Kloof’s gold production decreased from 235,000 ounces to 157,000 ounces due to the Main Shaft rehabilitation, normalisation of underground yields at 7 shaft, lower production at 3 shaft following the Eskom power rationing and reduced pillar mining for safety reasons. Beatrix’s gold production decreased from 119,000 ounces to 101,000 ounces due to reduced mining volumes and a lower mine call factor. South Deep’s gold production decreased from
74,000 ounces to 27,000 ounces due to the termination of conventional VCR mining and the stoppage of the 95 2 West and 3 West projects for rehabilitation of the main access ramps.
At the international operations total managed gold production increased from
355,000 ounces in September 2007 to 366,000 ounces in September 2008, including 12,400 equivalent ounces from Cerro Corona. In Ghana, Damang’s gold production decreased 7 per cent to 44,000 ounces due to a decrease in mining grade as a result of the failure of the pebble crusher during the quarter. Tarkwa was marginally higher at 156,000 ounces mainly due to an increase of available fresh ore tonnage mined and processed. In Australia,
St Ives decreased marginally to 101,000 ounces. The decrease at St Ives was due to a decrease in head grade (2.04 grams per ton versus 2.12 grams per ton). Production at Agnew increased by 2 per cent to 52,000 ounces due to an increase in high grade ore mined from Waroonga underground, partially offset by lower grade from open pit stock.
Revenue increased by 14 per cent in rand terms (increased 17 per cent in US dollar terms) from R5,018 million (US$707 million) to R5,724 million (US$740 million). The 40 per cent higher average gold price of R217,586 per kilogram
(US$874 per ounce) compared with R155,333 per kilogram (US$816 per ounce) achieved in the September 2007 quarter, more than offset the lower production. The US dollar weakened from US$1 = R7.10 to US$1 = R7.74, or 9 per cent, while the rand/Australian dollar weakened from A$1 = R6.02 to
R6.97, or 16 per cent, quarter on quarter.
Operating costs, including gold-in-process movements, increased from
R3,302 million (US$465 million) to R4,150 million (US$536 million), an increase of R848 million (US$71 million) or 26 per cent in rand terms. The increase in costs was due to wage increases, above inflation price increases on fuel, steel and cyanide at all the operations and increased power costs in
Ghana and South Africa. Total cash costs for the Group in rand terms, increased from R98,465 per kilogram (US$431 per ounce) to R153,458 per kilogram (US$617 per ounce) due to the above factors.
At the South African operations operating costs increased by 17 per cent from R2,114 million to R2,468 million for the year. This was due to the wage increases and the increase in certain input costs such as steel, timber, chemicals, food and power costs, partially offset by the cost saving initiatives implemented over the year. Unit cash costs at the South African operations increased from R94,248 per kilogram to R153,581 per kilogram (US$413 per ounce to US$617 per ounce) as a result of the above cost increases and the lower production due to a decrease of 6 per cent in underground yield and the rehabilitation programmes currently underway.
At the international operations, net operating cost increased from R1,188 million (US$167 million) in the June quarter to R1,682 million (US$217 million) in the September quarter, of which R107 million (US$15 million) was as a result of changes in the exchange rate. In Ghana, the increase in costs was mainly due to the power increase effective from 1 July 2008 and the increase in diesel and imported commodities such as cyanide and steel.
Increased costs at St Ives were due to increased production volumes, higher haulage costs at Cave Rocks and the increased third party royalty charge. At
Agnew, costs increased due to increased underground mining and increased environmental costs. Unit cash costs increased from US$468 per ounce to
US$616 per ounce.

GOLD FIELDS RESULTS Q1F2009 I 8
Operating profit decreased from R1,716 million (US$242 million) to R1,574 million (US$203 million). After accounting for taxation, sundry costs and exceptional items, net earnings amounted to R39 million (US$5 million), compared with R429 million (US$60 million) in the September 2007 quarter.
Earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, loss of associates after taxation and discontinued operations amounted to R120 million (US$16 million) this quarter compared with R409 million (US$58 million) in September 2007.
Capital and development projects
South Deep project
September
2008
June
2008
Gold produced
- kg
849
1,167
-
000’ozs
27.3
37.5
Yield  - underground
- g/t
5.1
7.4
- combined
- g/t
4.1
6.0
Total cash costs
- R/kg
339,694
250,300
-
US$/oz
1,365
1,002
Notional cash expenditure   - R/kg
579,270
443,702
-
US$/oz
2,328
1,776
Gold production at South Deep decreased by 27 per cent from 1,167 kilograms (37,500 ounces) in the June quarter to 849 kilograms (27,300 ounces) in the September quarter. This was lower than the guidance of 980 kilograms (31,500 ounces) due to the slower than expected return to operational stability after completing labour restructuring at the mine. The decrease in gold production was mainly due to the planned safety stoppage of all trackless mining operations in the 95 2 West and 3 West areas due to the fact that the primary support on the main access ramps required rehabilitation. The rehabilitation of the two main access ramps was completed at the end of September 2008 and all production machinery used to complete the rehabilitation of the ramps are now back on production. The stoppage of production in the high grade 95 2 West and 3 West areas also had a negative impact on the yield during the quarter.
Development increased by 30 per cent for the September quarter from 989 metres to 1,289 metres. Development above the 95 level increased from 750 metres to 1,220 metres for the September quarter.
Despite the annual wage increases, electricity price increases, the electricity winter tariff rates and inflationary pressures, operating costs at R303 million
(US$39 million) were similar when compared with the June quarter’s cost of
R302 million (US$39 million). This was mainly due to the labour restructuring programme which commenced in August and was substantially completed by the end of September 2008. This resulted in approximately 2,100 employees taking up the voluntary separations packages offered during the restructuring process. There were further cost reductions as a result of the lower production levels. However, as a result of the decrease in gold production the total cash cost increased by 36 per cent from R250,300 per kilogram
(US$1,002 per ounce) in the June quarter to R339,694 per kilogram
(US$1,365 per ounce) in the September quarter
An operating loss of R119 million (US$15 million) was realised in the
September quarter compared with the June quarter’s operating loss of R39 million (US$6 million). The insurance claim for the fire damage and re-
imbursement of standing charges from the underground fire in August 2007 was finalised at a net settlement of US$17 million (R132 million) at the end of the quarter.
Capital expenditure decreased to R189 million (US$24 million) in the
September quarter from R216 million (US$28 million) in the June quarter mainly due to higher spending on the purchase of equipment for mechanised development in the June quarter.
Notional cash expenditure increased by 31 per cent from R443,702 per kilogram (US$1,776 per ounce) to R579,270 per kilogram (US$2,328 per ounce) due to reduced gold production, partially offset by the decrease in capital expenditure.
The forecast for the December quarter is as follows:
· Gold produced – 1,460 kilograms (46,900 ounces)
· Total cash costs* – R184,000 per kilogram (US$715 per ounce)
· Capital expenditure* – R235 million (US$29 million)
· Notional cash expenditure* – R353,000 per kilogram (US$1,370 per ounce)
* Based on an exchange rate of US$1 = R8.00.
With the completion of the restructuring process and the main access ramp rehabilitation, South Deep will now focus on development of the ore body, completion of the Twin shaft infrastructure and implementation of the mechanised mining method for the de-stress cut in the massives mining project, with a plan to increase production to approximately 1,500 kilograms per quarter for the balance of the financial year, increasing thereafter.
Cerro Corona
September
2008
June
2008
Gold produced
- 000’oz
6.8
-
Copper produced
- tons
750
-
Total gold produced
- 000’ eq oz
12.4
-
Yield  - gold
- g/t
0.5
-
- copper
- %
0.17
-
- combined
- g/t
0.9
-
Total cash cost
- US$/ eq oz
-
-
Notional cash expenditure    - US$/ eq oz
2,289
-
The first mine production of 12,400 equivalent ounces was recorded during the September quarter. This is below market guidance of 42,000 gold equivalent ounces due to commissioning delays in the flotation section of the process plant. However, the crusher and the mill ramped up perfectly. Ore processed was 441,000 tons, with concentrate production at 6,100 tons.
Gold yield for the quarter was 0.50 grams per ton and copper yield was 0.17 per cent.
Total tons mined, excluding quarry material used for construction, increased from 1.50 million tons in the June quarter to 1.89 million tons during the
September quarter. Ore mined increased from 0.76 million tons to 1.08 million tons. The mined grade has improved from the June quarter due to increased tons mined from the higher grade blocks of the pit. The overall strip ratio for the September quarter was lower at 0.75 compared with 0.96 in the June quarter, as lower volumes of waste were mined reflecting the delayed start-up of operations.
First shipment of concentrate at Cerro Corona took place on 30 September made up of 4,000 wet tons of concentrate with contained metal of 4,624 ounces of gold and 415 tons of copper.
As no sales were recorded for the quarter, all costs, including a portion of amortisation was carried in metal inventory. After amortisation and sundry expense, the operation incurred a net loss of US$3 million for the quarter. No cash costs have been reported.
Capital expenditure decreased from US$96 million (R744 million) in the June quarter to US$24 million (R186 million) in the September quarter, with expenditure on Cerro Corona construction project at US$11 million.
Commissioning activities were almost completed by quarter end and all remaining commissioning items will be concluded during the December quarter. Cumulative project commitments reached US$510 million, with the project forecast cost at completion remaining at around US$545 million.
Other major capital expenditure for the quarter was on the Las Aguilas TMF of US$3 million and ramp-up expenditure of US$8 million.
Notional cash expenditure was recorded at US$2,289 per equivalent ounce and included the effect of the mine not operating at commercial levels of production yet.
The forecast for the December quarter is as follows:
· Metals (gold and copper) produced – 55,000 to 60,000 equivalent ounces*
· Gold produced – 28,700 ounces
· Copper produced – 5,200 tons
· Total cash costs – US$279 per ounce
· Capital expenditure – US$64 million
·Project expenditure – US$44 million
·Sustaining expenditure – US$20 million
· Notional cash expenditure – US$1,450 per ounce
* Equivalent ounces based on gold price of US$800 per ounce and copper
US$5,000 per ton.
Increased metals production reflects the mine building up to designed volumes which are expected to be achieved by the end of December or early in the March quarter. The reduction in notional cash expenditure for the quarter is due to higher equivalent ounces being produced during the quarter, partially off-set by increased capital expenditure, mainly at the Las Aguilas
TMF.

9 I GOLD FIELDS RESULTS Q1F2009
From the December quarter Cerro Corona will be included in the international operations section.
Uranium project
This project is focused on exploring the economic potential of processing the
Gold Fields South African tailings dams for the recovery of uranium and the related by-products.
This project is being managed in two phases, namely, the Driefontein tailings opportunity and the historical tailings opportunity.
A pre-feasibility study was completed on the Driefontein tailings at the end of
2007. The Driefontein current tailings processing are estimated to be 77 million ton at 63 g/t uranium content producing 21 million pounds of uranium.
The historical tailings opportunity is estimated to be 392 million tons at 74 g/t uranium content producing 28 million pounds of uranium and 2 million ounces of gold.
A feasibility study on the Driefontein tailings and a pre-feasibility study on the historical tailings has been initiated at a cost of R160 million. It is expected that the feasibility study on the Driefontein tailings will be completed by the end of February 2009. The pre-feasibility study on the historical tailings will be completed at the end of April 2009.
The drilling of the historical tailings facilities on the West Wits has been accelerated in order to generate bulk sampling material for metallurgical testing. A financial model has been developed to evaluate the different treatment options and to determine the most suitable business model for this project. Partners will be brought in where required.
Exploration and corporate development
Gold Fields continues to ramp up its international exploration programme with thirty drill rigs active across eleven countries (Australia, Ghana, Peru, Mali,
Chile, DRC, Dominican Republic, China, USA, Indonesia and Kyrgyzstan),
compared with eighteen at the end of financial 2008. In addition, Gold Fields signed a letter of intent to earn up to a 75 per cent interest in a joint venture with Mindoro Resources Limited (TSX: “MIO.V”) on a promising greenfields opportunity in the Philippines. A total of 100,857 metres of drilling were completed during the quarter with encouraging results being returned from several projects.
The Group has an increasing focus in the regions with an operational footprint; Australasia, West Africa and South America. This supports the medium term objective to build annual production to over one million ounces per annum from each of these regions. The exploration group will rapidly test, turn over and advance the existing robust portfolio of targets, while remaining opportunistic for the acquisition of high quality advanced drilling targets in favorable jurisdictions.
Greenfields exploration
At the Mt Carlton joint venture in northeast Queensland, Australia Gold Fields is earning a 51 per cent stake in eight exploration tenements owned by
Conquest Mining Limited (ASX: “CQT”), surrounding Conquest’s Silver Hill discovery. Exploration drilling completed includes two drill holes which tested the strong IP/resistivity anomaly coincident with a zoned soil geochemical anomaly at the Powerline Target (assay results are pending). At the Capsize
Target, a follow-up IP/resistivity survey has better defined drill targets surrounding the alteration and mineralisation intersected in previous scout drilling. Four holes have been planned to test an east-west trending chargeability high located immediately north of the previously drilled scout holes which returned anomalous results.
At the Clancy joint ventures in New South Wales, Australia where Gold Fields is earning into an 80 per cent interest in three project areas from Clancy
Exploration Ltd (ASX: ”CLY”), exploration included ground geophysical surveys which defined anomalies consistent with porphyry Cu-Mo-Au mineralisation analogous to Newcrest’s nearby Cadia and Ridgeway MInes.
At the Eurowie Target, the initial diamond drill hole intersected 566 metres of altered pyrite-chalcopyrite bearing rocks. A second hole intersected chalcopyrite-bearing quartz-carbonate veins and hydrothermal breccias within a broad halo of pyrite and hematite (assays are pending). Two diamond drill holes completed at the Keston and Purseglove Targets respectively cut intervals of strong magnetite and hematite alteration with discrete zones of quartz-sericite-pyrite alteration, followed by zones of quartz-
carbonate veining and disseminated pyrite (assays are pending).
At the 80 per cent owned Kisenge Project in the southern DRC, exploration activities included definition of some twenty one priority targets based on interpretation of the recently completed airborne geophysical survey. Four of these targets (Mpokoto, Kajimba West, Muswinji and Kamata) are at the
initial drilling stage and the remainder are scheduled for systematic follow-up work. Auger and RAB drilling has continued at the Mpokoto Target and soil sampling was completed at Muswinji. Assay results from auger sampling at
Kajimba Target have extended the target some three kilometres to the east.
RC drilling will be carried out on these targets during the next quarter.
Discussions are ongoing with the DRC Government regarding their review of the MDDK mining convention.
At the 51 per cent owned Sankarani joint venture with Glencar Mining plc
(AIM: “GEX”) in south-western Mali, preparations are underway to resume field work as soon as the rains subside in October 2008. The programme will advance six target areas (Bada, Fie, FR14, BM East, Sindo, Selen 1) from target definition to the initial drilling and complete initial drilling on four targets
(Bokoro Main West and East, Fingouana, Sanioumale West and East and
Kabaya).
Gold Fields and Orsu Metals Corporation (TSX: “OSU” and AIM: “OSU”) are
finalising a joint venture agreement on the Talas joint venture in Kyrgyzstan which will grant Gold Fields the right to earn-in up to a 70 per cent interest.
An aggressive exploration programme is underway. Ongoing activities include diamond drilling, road and drill platform construction, metallurgical testing, soil and trench sampling and ground geophysical surveys (all assay results are pending).
At the Redstar joint venture, Gold Fields is earning into a 60 per cent interest in two of Redstar Gold Corp’s (TSX: “RGC.V”) projects located in the Carlin
Trend; Nevada, USA. Drilling commenced in August 2008 on both the
Richmond Summit and Dry Gulch projects. Several holes have encountered favorably altered lower plate host rocks locally cut by pyritised andesitic and felsic dykes (most assays are still pending).
At the GoldQuest joint venture in the Dominican Republic, Gold Fields is earning into an initial 60 per cent interest in a portfolio of GoldQuest Mining
Corp’s (TSX: “GQC:V”) properties. Seven diamond drill holes were completed at the Los Jengibres epithermal Au-Ag Target. Four of the holes intersected silica+pyrite-sphalerite-chalcopyrite-barite vein, breccia and stockwork mineralisation (assays are pending). Diamond drilling at the adjacent Loma Viejo Project commenced in late September 2008. The 60 per cent earn-in threshold is expected to be reached by December 2008.
Initial drilling of three holes was completed at the Sino Gold Alliance joint venture Bengge project in southwestern China with Sino Gold Mining Ltd
(ASX: “SGX” and HKSE: “1862”) with the fourth in progress. An encouraging intersection was returned from hole SGB003 with 18 metres at 3.92 grams per ton gold from 42 metres including 9 metres at 7.6 grams per ton gold.
Near Mine exploration
At St. Ives in Western Australia, drilling at the Athena Target focused on resource conversion and extension. Results in hand are primarily from the high grade core of the central shoot. These include some of the thickest and highest grade results to date including 8 metres at 20 grams per ton gold from 400.5 metres and 10 metres at 14.9 grams per ton gold from 361.4 metres. Although very encouraging exploration results continue at Athena, conversion of the resource to reserves remains a challenge due to high royalty and operating costs. Results for the diamond hole drilled into the
Yorrick conceptual target yielded an intersection of 12.85 metres at 2.48 grams per ton gold from 83.35 metres, including 1.8 metres at 6.53 grams per ton gold in the core of the structure.
At Greater Santa Ana results are continuing to return primarily from the
Bahama Pit and Bahama West drilling. Recent results from Santa Ana are of lower grade. The focus on the open pit potential at Greater Santa Ana will see the deferral of any further drilling into the down dip areas of the Santa
Ana Shear. Recent results, including 5 metres at 10.8 grams per ton gold from 25 metres, have continued to demonstrate the presence of foot wall structure to Bahama to the west of the pit. These come to surface under shallow cover. The continuation of the Bahama structures and supergene mineralisation related to these has been confirmed by recent results, including 5 metres at 8.6 grams per ton gold from 25 metres and 5 metres at
2.4 grams per ton gold.
Interesting results have also been returned from the Greater Revenge Area from the N01 HW South target. The results, including 12 metres at 16.6 grams per ton gold from 94 metres, 18 metres at 10.3 grams per ton gold from 85 metres and 7 metres at 3.1 grams per ton gold from 85 metres, are high grade, but fall in the hanging wall and footwall of the targeted position in each hole. Interpretation of these will need to be made in 3D once all results are returned. Significant up-dip potential has yet to be tested in this location.
At Agnew in Western Australia, new geologic models were completed for the
Waroonga complex. Underground drilling continued on the 450S lode but moderate to low grades were returned. Assay results from surface exploration were returned from visible gold intersections at Cinderella with best intervals including 4 metres at 5.8 grams per ton gold and 6 metres at
27.5 grams per ton gold. Visible gold is being located in quartz veins in a

GOLD FIELDS RESULTS Q1F2009 I 10
number of new holes currently being completed. Drilling has outlined a broad zone of alteration and arsenopyrite mineralisation within which are zones of increased quartz veining containing visible gold.
At Damang in Ghana, significant hydrothermal style mineralisation has been intersected north of the Amoanda pit with the main part of the mineralisation starting at 120 metres below surface. At the Abosso Underground Target, two shallow holes with deflections were completed and intersected 20 centimetres to 50 centimetres thick conglomerate bands.
At Cerro Corona in Peru, district exploration continues under the Consolidada de Hualgayoc 50:50 joint venture with Buenaventura (NYSE: “BVN”). An airborne geophysical survey (magnetic and radiometrics) has been tendered and will be flown early in the December quarter. At the Titan-Arabe Target, negotiations are continuing with the local communities to gain drilling access to this attractive Cu-Au anomaly. It is hoped that drilling can commence in the December quarter.
Development projects
The Arctic Platinum Project in Finland was returned to Gold Fields on 1
September 2008 after North American Palladium (TSX: “NAP”) let its option over the project expire. Gold Fields is reassessing the project using new information from NAP’s work and forecast metal prices. Gold Fields also plans to complete further metallurgical test work during the December quarter and will examine strategic options with respect to the project.
Corporate
Leadership changes at Gold Fields
On 30 July 2008 the Board announced that Terence Goodlace, Chief
Operating Officer and executive director of the company resigned with effect from 15 October 2008.
Terence’s position of Chief Operating Officer will be split into two roles, with
Vishnu Pillay, currently the Head of South African operations, continuing in that role as Executive Vice president of the South African operations, and
Glenn Baldwin, currently Head of Australian and West African operations, assuming the role of Executive Vice President for all international operations.
Both Vishnu and Glenn will report to Nick Holland and join the Group General
Executive Committee. The change in the reporting structure became effective on 1 October 2008.
Peter Turner, previously Vice President and Head of Operations at
Driefontein was appointed as Vice President and Head of West Africa as successor to Johan Botha, who will be retiring at the end of 2008. Peter’s appointment was effective from 1 October 2008.
To fill the position vacated by Peter, Koos Barnard, previously Senior
Manager: Operations at Driefontein was promoted to the position of Vice
President and Head of Operations of Driefontein Gold Mine with effect from 1
September 2008.
Dana Roets previously Vice President Technical Services at Corporate Office
was appointed as Vice President and Head of Operations at Kloof to replace
Rodney Hart who resigned during the quarter. Tim Rowland previously
Senior Consultant: Mineral Resources and Mine Planning was promoted to
Vice President: Technical Services, South Africa region to take over from
Dana Roets.
Appointment of Directors
With effect from 1 August 2008 Gayle Margaret Wilson was appointed as an independent Non-Executive Director and a member of the Audit Committee.
Gayle is a chartered accountant and has a wealth of experience in auditing the mining industry. Previously, Gayle was a partner of Ernst & Young until her retirement in June 2005. She was the lead engagement partner on
Anglovaal Mining Limited (now African Rainbow Minerals Limited) from 1997 to 2003. She was also responsible for the audits of Northam Platinum
Limited, Aquarius Platinum Limited and was involved in the audit of Anglo
Plats operations for several years.
Gayle was involved in the audit of the AngloGold Group from its formation and listing on the NYSE in 1998 and in 2001, this became her main focus when Ernst & Young were appointed auditors to all their global operations and she took over as the global lead engagement partner (now AngloGold
Ashanti). Gayle is a non-executive director of Witwatersrand Consolidated
Gold Resources Limited (Wits Gold).
With effect from 8 October Mr Richard (Rick) Peter Menell, was appointed as an independent Non-Executive Director of Gold Fields.
Rick is a director on various companies. Previously, he was the President and Member of the Chamber of Mines of South Africa, President and Chief
Executive Officer of TEAL Exploration & Mining Inc and Executive Chairman
of Anglovaal Mining Limited and Avgold Limited. He holds a B.A. (Hons) and
M.A. (Natural Sciences, Geology) from Trinity College, Cambridge, UK and a
M.Sc. (Mineral Exploration and Management) from Stanford University,
California, USA.
Summons from Randgold and Exploration
On 22 August 2008 Gold Fields announced that it received a summons from
Randgold and Exploration Company Limited (“Randgold”) and African
Strategic Investment (Holdings) Limited, claiming that during the period that
Western Areas Limited (“WAL”) was under the control of Brett Kebble, Roger
Kebble and others, WAL was allegedly part of a scam whereby JCI Limited unlawfully disposed of shares owned by Randgold in Randgold Resources
Limited (“Resources”) and Afrikander Lease Limited, now Uranium One.
WAL’s preliminary assessment is that it has strong defenses to these claims and accordingly, WAL’s attorneys have been instructed to vigorously defend the claims.
It should be noted that the claims lie only against WAL, whose only interest is a 50 per cent stake in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to Gold Fields purchasing the company.
Outlook
In the December quarter attributable gold production is forecast to increase by around 5 per cent to 840,000 ounces. Notional cash expenditure (NCE) is forecast to decrease from US$909 per ounce in the September quarter to
US$890 per ounce in the December quarter and total cash costs are forecast to reduce from US$617 per ounce to US$580 per ounce at an exchange rate of US$1 = R8.00.
At the current exchange rate of around US$1 = R11.00, NCE and total cash costs would decrease to US$740 per ounce and US$460 per ounce respectively.
At the South African operations gold production is forecast to increase by 2 per cent mainly due to increased production from Beatrix and South Deep, partially offset by lower production at Kloof. Total cash costs and NCE are forecast at US$590 per ounce and US$850 per ounce respectively. At the international operations production is forecast to increase by 11 per cent mainly due to a full quarter’s production from Cerro Corona, although this mine is still in a build-up phase. Total cash costs and NCE are forecast at
US$550 per ounce and US$960 per ounce respectively. The above is based on an exchange rate of US$1 = R8.00.
It is anticipated that production will be at around an annualised 4 million attributable ounces during the March 2009 quarter. South Africa will contribute approximately 2.34 million ounces once the Kloof Main shaft rehabilitation is completed, with the balance coming from the international operations. Ghana will contribute 0.70 million attributable ounces, Australia
0.65 million ounces and Cerro Corona approximately 0.31 million attributable equivalent ounces. Group NCE is forecast at US$725 per ounce at an exchange rate of US$1 = R8.00 and US$600 per ounce at US$1 = R11.00.
Basis of accounting
The unaudited results for the quarter have been prepared on the International
Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the September 2008 quarter are submitted in this report.
These consolidated quarterly statements are prepared in accordance with
IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
N.J. Holland
Chief Executive Officer
29 October 2008

11 I GOLD FIELDS RESULTS Q1F2009
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
September
2008
June
2008
September
2007
Revenue
5,723.6
6,452.4                 5,018.2
Operating costs, net
4,149.7
3,731.1                 3,301.9
- Operating costs
4,233.2
3,747.5                 3,291.9
- Gold inventory change
(83.5)
(16.4)                     10.0
Operating profit
1,573.9
2,721.3                 1,716.3
Amortisation and depreciation
901.5
777.9                   771.1
Net operating profit
672.4
1,943.4                   945.2
Net interest paid
(111.5)
(14.7)                  (93.7)
Share of loss of associates after taxation
(104.2)
(31.7)                    (1.4)
Loss on foreign exchange
(6.1)
(7.4)                  (12.3)
(Loss)/gain on financial instruments
(55.8)
1.9                     8.9
Other
(114.9)
(75.8)                  (11.3)
Exploration
(67.7)
(107.0)                  (84.6)
Profit before tax and exceptional items
212.2
1,708.7                  750.8
Exceptional gain/(loss)
114.4
(94.8)                    29.3
Profit before taxation
326.6
1,613.9                  780.1
Mining and income taxation
256.9
663.7                  289.1
- Normal taxation
203.5
555.4                  223.8
- Deferred taxation
53.4
108.3                    65.3
Net profit from continued operations
69.7
950.2                  491.0
Loss from discontinued operations
-
-                   (8.2)
Profit adjustment on sale of Venezuelan assets
-
-                        -
Net profit
69.7
950.2                  482.8
Attributable to:
- Ordinary shareholders
39.2
842.9                  428.6
- Minority shareholders
30.5
107.3                    54.2
Exceptional items:
(Loss)/profit on sale of investments
(0.9)
1.5                         -
Profit/(loss) on sale of assets
1.9
(0.8)                    29.3
South Deep restructuring
(18.8)
(65.2)                         -
Insurance claim – South Deep
132.2
-                         -
Driefontein 9 shaft closure costs
-
20.8                         -
Impairment of assets
-
(51.2)                         -
Other
-
0.1                         -
Total exceptional items
114.4
(94.8)                    29.3
Taxation
(46.1)
31.0                  (11.2)
Net exceptional items after tax and minorities
68.3
(63.8)                    18.1
Net earnings
39.2
842.9                  428.6
Net earnings per share (cents)
6
129                       66
Diluted earnings per share (cents)
6
120                       62
Headline earnings
38.9
880.6                  410.5
Headline earnings per share (cents)
6
135                       63
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations
120.3
942.8                  409.1
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations (cents)
18
144                       63
Gold sold – managed
kg
26,305
28,861                 32,306
Gold price received
R/kg
217,586
223,568               155,333
Total cash costs
R/kg
153,461
125,359                 98,465

GOLD FIELDS RESULTS Q1F2009 I 12
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
September
2008
June
2008
September
2007
Revenue
739.5
836.3                    706.8
Operating costs, net
536.1
481.6                    465.1
- Operating costs
546.9
484.1                    463.7
- Gold inventory change
(10.8)
(2.5)                       1.4
Operating profit
203.4
354.7                    241.7
Amortisation and depreciation
116.5
100.1                    108.6
Net operating profit
86.9
254.6                    133.1
Net interest paid
(14.4)
(1.7)                   (13.2)
Share of loss of associates after taxation
(13.5)
(3.8)                     (0.2)
Loss on foreign exchange
(0.8)
(1.1)                     (1.7)
(Loss)/gain on financial instruments
(7.2)
-                      1.3
Other
(14.8)
(10.2)                     (1.6)
Exploration
(8.7)
(14.0)                   (11.9)
Profit before tax and exceptional items
27.5
223.8                   105.8
Exceptional gain/(loss)
14.8
(17.4)                      4.1
Profit before taxation
42.3
206.4                   109.9
Mining and income taxation
33.2
87.4                    40.7
- Normal taxation
26.3
73.8                    31.5
- Deferred taxation
6.9
13.6                      9.2
Net profit from continued operations
9.1
119.0                    69.2
Loss from discontinued operations
-
(0.1)                   (1.2)
Profit adjustment on sale of Venezuelan assets
-
(0.2)                         -
Net profit
9.1
118.7                    68.0
Attributable to:
- Ordinary shareholders
5.2
104.7                    60.4
- Minority shareholders
3.9
14.0                     7.6
Exceptional items:
(Loss)/profit on sale of investments
(0.1)
(4.2)                        -
Profit/(loss) on sale of assets
0.2
(0.2)                     4.1
South Deep restructuring
(2.4)
(9.0)                        -
Insurance claim – South Deep
17.1
-                        -
Driefontein 9 shaft closure costs
-
3.0                        -
Impairment of assets
-
(7.0)                        -
Other
-
-                        -
Total exceptional items
14.8
(17.4)                     4.1
Taxation
(6.0)
4.3                  (1.6)
Net exceptional items after tax and minorities
8.8
(13.1)                     2.5
Net earnings
5.2
104.7                   60.4
Net earnings per share (cents)
1
16                       9
Diluted earnings per share (cents)
1
16                       9
Headline earnings
5.0
111.1                   57.9
Headline earnings per share (cents)
1
17                       9
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations
15.6
122.9                   57.6
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of loss of associates after taxation and discontinued operations (cents)
2
19                       9
South African rand/United States dollar conversion rate
7.74
7.77                   7.10
South African rand/Australian dollar conversion rate
6.97
7.33                   6.02
Gold sold – managed
ozs (000)
846
928                  1,039
Gold price received
$/oz
874
895                    680
Total cash costs
$/oz
617
502                    431

13 I GOLD FIELDS RESULTS Q1F2009
Balance sheet
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
September
2008
June
2008
September
2008
June
2008
Property, plant and equipment
45,715.7
45,533.3
5,764.9
5,691.7
Goodwill
4,458.9
4,458.9
562.3
557.4
Non-current assets
768.3
746.7
96.9
93.3
Investments
4,860.8
5,704.2
613.0
713.0
Discontinued operations
-
-
-
-
Current assets
6,655.5
6,450.5
839.3
806.3
- Other current assets
4,837.4
4,443.2
610.0
555.4
- Cash and deposits
1,818.1
2,007.3
229.3
250.9
Total assets
62,459.2
62,893.6
7,876.4
7,861.7
Shareholders’ equity
41,218.1
42,561.2
5,197.7
5,320.1
Deferred taxation
5,384.5
5,421.9
679.0
677.7
Long-term loans
9,081.8
6,513.9
1,145.2
814.2
Environmental rehabilitation provisions
1,980.1
2,015.5
249.7
251.9
Post-retirement health care provisions
20.9
21.0
2.6
2.6
Current liabilities
4,773.8
6,360.1
602.2
795.2
- Other current liabilities
4,281.9
5,875.9
540.2
734.7
- Current portion of long-term loans
491.9
484.2
62.0
60.5
Total equity and liabilities
62,459.2
62,893.6
7,876.4
7,861.7
South African rand/US dollar conversion rate
7.93
8.00
South African rand/Australian dollar conversion rate
6.72
7.66
Condensed changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
September
2008
September
2007
September
2008
September
2007
Balance at the beginning of the financial year
42,561.2
37,106.3
5,320.1
5,189.7
Issue of share capital
-
0.1
-
-
Increase in share premium
2.7
8.5
0.3
1.2
Marked to market valuation of listed investments
(883.2)
217.3
(114.1)
30.6
Dividends paid
(784.5)
(619.8)
(101.9)
(87.3)
Increase in share-based payment reserve
93.9
22.4
12.1
3.2
Profit attributable to ordinary shareholders
39.2
428.6
5.2
60.3
Profit attributable to minority shareholders
30.5
54.2
3.9
7.6
Increase in minority interest
733.1
-
96.0
-
Currency translation adjustment and other
(651.2)
(181.1)
(33.5)
85.5
Share of equity investee’s other equity movements
76.4
-
9.6
-
Balance as at the end of September
41,218.1
37,036.5
5,197.7
5,290.8
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
September
2008
June
2008
September
2008
June
2008
Net earnings
39.2
842.9
5.2
104.7
Profit/(loss) on sale of investments
0.9
(1.5)
0.1
0.8
Taxation effect on sale of investments
-
2.2
(0.1)
0.3
(Loss)/profit on sale of assets
(1.9)
0.8
(0.2)
0.2
Taxation effect on sale of assets
0.7
0.4
-
0.1
Impairment of assets
-
51.2
-
7.0
Taxation effect on impairment of assets
-
(15.4)
-
(2.0)
Headline earnings
38.9
880.6
5.0
111.1
Headline earnings per share – cents
6
135
1
17
Based on headline earnings as given above divided by
653,241,161 for Sept 2008 (June 2008 – 653,156,884 and
September 2007 – 652,219,625) being the weighted average
number of ordinary shares in issue.

GOLD FIELDS RESULTS Q1F2009 I 14
Cash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter
September
2008
June
2008
September
2007
Cash flows from operating activities
(31.7)
2,567.9                    985.3
Profit before tax and exceptional items
212.2
1,708.7                    750.8
Exceptional items
114.4
(94.8)                     29.3
Amortisation and depreciation
901.5
777.9                   771.1
Change in working capital
(577.0)
262.5                 (223.8)
Taxation paid
(912.6)
(194.6)                 (361.1)
Other non-cash items
229.8
108.2                     12.7
Discontinued operations
-
-                      6.3
Dividends paid
(784.5)
(424.9)                 (619.9)
Ordinary shareholders
(784.5)
(424.9)                 (619.9)
Cash flows from investing activities
(1,907.9)
(3,219.5)              (1,932.8)
Capital expenditure – additions
(1,812.8)
(2,524.8)              (1,927.9)
Capital expenditure – proceeds on disposal
2.2
6.5                    30.8
Purchase of subsidiaries
-
-                         -
Purchase of investments
(86.8)
(707.5)                    (2.4)
Proceeds on the disposal of investments
-
65.4                         -
Environmental and post-retirement health care payments
(10.5)
(59.1)                    (4.9)
Discontinued operations
-
-                  (28.4)
Cash flows from financing activities
2,597.7
1,095.1                   744.2
Loans received
3,287.9
1,164.6                   908.6
Loans repaid
(692.9)
(850.0)                 (173.0)
Rights offer – Cerro Corona
-
768.0                         -
Shares issued
2.7
12.5                      8.6
Net cash inflow/(outflow)
(126.4)
18.6                (823.2)
Translation adjustment
(62.8)
44.6                  (17.0)
Cash at beginning of period
2,007.3
1,944.1                2,310.1
Cash at end of period
1,818.1
2,007.3                1,469.9
UNITED STATES DOLLARS
Quarter
September
2008
June
2008
September
2007
Cash flows from operating activities
(0.7)
334.0                    131.1
Profit before tax and exceptional items
27.5
223.8                    105.8
Exceptional items
14.8
(17.4)                       4.1
Amortisation and depreciation
116.5
100.1                    108.6
Change in working capital
(74.5)
36.1                   (31.5)
Taxation paid
(114.7)
(27.7)                   (58.6)
Other non-cash items
29.7
19.5                      1.8
Discontinued operations
-
(0.4)                      0.9
Dividends paid
(101.9)
(53.9)                   (88.6)
Ordinary shareholders
(101.9)
(53.9)                    (88.6)
Cash flows from investing activities
(246.5)
(429.0)                  (272.2)
Capital expenditure – additions
(234.2)
(327.2)                  (271.5)
Capital expenditure – proceeds on disposal
0.3
0.8                      4.3
Purchase of subsidiaries
-
(3.3)                         -
Purchase of investments
(11.2)
(96.5)                    (0.3)
Proceeds on the disposal of investments
-
8.9                         -
Environmental and post-retirement health care payments
(1.4)
(8.1)                    (0.7)
Discontinued operations
-
(3.6)                    (4.0)
Cash flows from financing activities
335.6
142.7                   104.8
Loans received
424.8
150.4                   128.0
Loans repaid
(89.5)
(105.2)                  (24.4)
Rights issue – Cerro Corona
-
96.0                         -
Shares issued
0.3
1.5                      1.2
Net cash outflow
(13.5)
(6.2)                 (124.9)
Translation adjustment
(8.1)
14.4                    11.8
Cash at beginning of period
250.9
242.7                   323.1
Cash at end of period
229.3
250.9                   210.0

15 I GOLD FIELDS RESULTS Q1F2009
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure;
· for specific debt servicing requirements; and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments – those remaining are described in the schedule.
Position at end of September 2008
US Dollars / Rand forward purchases
As a result of the draw down under a bridge loan facility to settle the close-out of the Western Areas gold derivative structure, US dollars/rand forward cover was purchased during the March 2007 quarter for the amount of US$550.8 million for settlement on 6 August 2007. On 6 August 2007, this US dollars/rand forward cover was extended to 6 November 2007. On 6 November 2007 the forward cover was extended to 6 December 2007 at an average rate of R6.6315, based on a spot of R6.6000. On 6 December 2007 a partial repayment of US$60.8 million was made against the loan and subsequently the balance of US$490 million forward cover was extended to 6 March 2008 at a rate of R6.9118, based on a spot rate of R6.8000.
On 31 December 2007 a further repayment of US$172 million was made against the loan which resulted in an early drawdown of the same amount under the forward cover. On 6 March 2008 the balance of US$318 million was extended to 6 June 2008 at a rate of R7.9752, based on a spot of
R7.8052. On 6 June 2008 this forward cover was extended to 7 July 2008 at a rate of R7.8479, based on a spot of R7.7799.
Since the financial year end, the US$318.0 million was extended as follows:
· on 7 July, extended to 7 August 2008 at a rate of R7.9205, based on a spot of R7.8555.
· on 7 August, extended to 8 September 2008 at a rate of R7.3817, based on a spot of R7.3192.
· on 8 September, extended to 8 October 2008 at a rate of R7.9091, based on a spot of R7.8476.
At the end of Sept 2008 the mark to market value of the US$318.0 million forward cover was positive by R14.2 million (US$1.8 million). The quarter on quarter marked to market movement was negative R81.9 million of which R22.2 million was offset against the R22.2 million foreign exchange gain on the revaluation of the underlying loan being hedged. The balance of R59.7 million represents the forward cover cost which for accounting purposes, as this forward cover has been designated as a hedging instrument, is accounted for as part of interest.
Ghana
In August 2008, the following forward cover was taken in the name of Gold Fields Ghana Ltd to cover exposure on capital projects:
· in total AUD 9.3 million for various dates, based on a spot of AUD0.8693, with maturity dates end of October 2008, November 2008, December 2008 and January 2009.
· in total EUR 8.4 million for various dates, based on a spot EUR1.4799, with maturity date end of October 2008.
· in total Rand 36.1 million for various dates, based on a spot R7.6450, with maturity dates end of October 2008, November 2008, December 2008,
January 2009 and February 2009.
The mark to market value for these positions at quarter end was negative by US$0.4 million.
Diesel Hedge
Ghana
Gold Fields Ghana Holdings (BVI) Ltd purchased the following Asian style ICE Gasoil call options:
· in respect of a total of 30 million litres of diesel exposure (2.5 million litres per month), for the period 1 July 2008 – 30 June 2009 at a strike price of
US$1.09 per litre. A premium of US$2.5 million was paid.
· in respect of a 30 million litres of diesel exposure (2.5 million litres per month) for the period 1 July 2008 – 30 June 2009 at a strike price of US$1.11 per litre. A premium of US$3.3 million was paid.
· in respect of a total of 10 million litres of diesel exposure (5 million litres per month) for the period 1 July 2009 – 31 August 2009 at a strike price of
US$0.98 per litre. A premium of US$1.0 million was paid.
· in respect of a total of 36 million litres of diesel exposure (6 million litres per month) for the period 1 September 2009 – 28 February 2010 at a strike price of US$0.90 per litre. A premium of US$3.6 million was paid.
The mark to market value for the call options purchased was positive by US$5.6 million at quarter end, compared with a premium paid of US$10.4 million.
Australia
On 21 July 2008 Gold Fields Australia purchased Asian style Singapore 0.5 Gasoil call options in respect of a total of 30 million litres of diesel exposure
(2.5 million litres per month) for the period 1 August 2008 – 31 July 2009 at a strike price of US$1.0950 per litre. A premium of US$2.85 million was paid.
Further Asian Style Singapore 0.5 Gasoil call options were purchased in respect of a total of 17.5 million litres of diesel exposure (2.5 million litres per month) for the period 1 August 2009 – 28 February 2010 at a strike price of US$0.9128 per litre. A premium of US$1.6 million was paid.
The mark to market value for the call options purchased was positive by US$2.2 million at quarter end, compared with a premium paid of US$4.4 million.

GOLD FIELDS RESULTS Q1F2009 I 16
Total cash costs
Gold Industry Standards Basis
Figures are in millions unless otherwise stated
Total Mine
Operations
South African Operations
International Operations
Total
Driefontein
Kloof      Beatrix
South
Deep
Total
Ghana Peru
Australia
#
Tarkwa      Damang
Cerro
Corona
St Ives
Agnew
Operating costs
(1)
Sept
2008
4,233.2     2,467.7
880.6
785.4
498.6
303.1
1,765.5
688.7     274.8       52.7
560.2
189.1
June 2008
3,747.5     2,197.1
741.5 694.2 459.6 301.8 1,550.4
598.4    255.4
- 506.5 190.1
Gold-in-process and
Sept 2008
(63.3)
-
-
-
-
-
(63.3)
(18.8)      (4.9)      (52.7)
3.0
10.1
inventory change* June 2008 (25.5) - - - - - (25.5)
(12.7)    (30.0)
- 14.3 2.9
Less:
Sept 2008
23.1
18.8
7.0
6.8
3.3
1.7
4.3
1.5            -            -
2.1
0.7
Rehabilitation costs June 2008 15.2 10.6 4.4 3.2 2.3 0.7 4.6
1.2            -            -
2.7 0.7
Production taxes
Sept 2008
7.6
7.6
2.1
3.0
1.4
1.1
-
-
-
-
-
-
June 2008
(29.1)      (29.1)
(16.2) (11.3) (2.8) 1.2 - - - - - -
General and admin
Sept 2008
163.0
98.5
37.0
29.7
18.8
13.0
64.5
36.7        5.1
-
16.4
6.3
June 2008 158.2 87.4 34.5 26.0 17.9 9.0 70.8
39.0        4.7
- 20.1 7.0
Exploration costs
Sept 2008
13.7
-
-
-
-
-
13.7
-        4.6
-
7.8
1.3
June 2008 1.6 - - - - - 1.6
-        6.2
- (7.0) 2.4
Cash operating costs
Sept 2008
3,962.5    2,342.8
834.5
745.9
475.1
287.3
1,619.7
631.7     260.2
-
536.9
190.9
June 2008
3,576.1    2,128.2
718.8 676.3 442.2 290.9 1,447.9
545.5     214.5
- 505.0 182.9
Plus:
Sept 2008
7.6
7.6
2.1
3.0
1.4
1.1
-
-
-
-
-
-
Production taxes June 2008
(29.1)      (29.1)
(16.2) (11.3) (2.8) 1.2 - - - - - -
Royalties
Sept 2008
66.7
-
-
-
-
-
66.7
31.6        8.9
-
17.5
8.7
June 2008 71.0 - - - - - 71.0
34.8      10.0
- 17.5 8.7
Total Cash Costs
(2)
Sept 2008
4,036.8    2,350.4
836.6
748.9
476.5
288.4
1,686.4
663.3    269.1
-
554.4
199.6
June 2008
3,618.0    2,099.1
702.6 665.0 439.4 292.1 1,518.9
580.3     224.5
- 522.5 191.6
Plus:
Sept 2008
832.8      462.4
139.6
174.8
98.9
49.1
370.4
114.9      25.4
-
230.1
Amortisation* June 2008
750.9       389.5
144.4 144.5 89.7 10.9 361.4
92.4      40.8
- 228.2
Rehabilitation
Sept 2008
23.1
18.8
7.0
6.8
3.3
1.7
4.3
1.5            -            -
2.8
June 2008 15.2 10.6 4.4 3.2 2.3 0.7 4.6
1.2            -            -
3.4
Total Production Costs
(3)
Sept
2008
4,892.7    2,831.6
983.2
930.5
578.7
339.2
2,061.1
779.7     294.5
-
986.9
June 2008
4,384.1    2,499.2
851.4 812.7 531.4 303.7 1,884.9
673.9     265.3
- 945.7
Gold sold – thousand ounces Sept 2008
845.7       492.0
206.7
156.6
101.5
27.3
353.7
156.3       44.0
-
101.2
52.2
June 2008
927.9       553.2
218.2 179.3 118.3 37.5 374.7
168.6       50.0
- 101.5 54.6
Total Cash Costs– US$/oz    Sept
2008
617
617
523
618
607
1,365
616
548        790
-
708
494
June 2008 502 488 414 477 478 1,002 522
443        578
- 663 452
Total Cash Costs – R/kg
Sept 2008
153,461    153,581 130,149 153,747  150,982  339,694 153,295  136,481  196,567
-  176,168 122,831
June 2008
125,359   121,984  103,537 119,240  119,467  250,300 130,344  110,639  144,373
-  165,558 112,905
Total Production Costs
Sept 2008
747
744
615
768
737
1,606
753
645        864
-
831
– US$/oz
June 2008 608 581 502 583 578 1,042 647
514        683
- 780
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Average exchange rates are US$1 = R7.74 and US$1 = R7.77 for the September 2008 and June 2008 quarters respectively.
Notional cash expenditure
##
Total
Mines
South African Operations
International Operations
Total
Driefontein
Kloof        Beatrix
South
Deep
Total
Ghana                      Peru                  Australia
Tarkwa     Damang
Cerro
Corona
St Ives
Agnew
Operating costs – R’m
Sept 2008
4,233.2    2,467.7
880.6
785.4
498.6
303.1  1,765.5
688.7     274.8           52.7         560.2
189.1
June 2008
3,747.5    2,197.1
741.5 694.2 459.6
301.8  1,550.4
598.4    255.4
-         506.5
190.1
Capital expenditure – R’m
Sept 2008
1,802.4        788.1
207.7
238.2
153.5
188.7  1,014.3
555.5        30.2        167.7        212.2
48.7
June 2008
2,517.2        912.6
302.9 242.4 151.3
216.0  1,604.6
522.9        44.7        686.9        259.4
90.7
Notional cash expenditure – R/kg Sept 2008
226,120
212,742
169,306
210,142 206,622  579,270  244,099  256,008 222,790  569,509   245,440  146,338
June 2008 217,065 180,712 153,905
167,940 166,096  443,702  277,046  213,785 192,990
-    242,681  165,468
Notional cash expenditure – U$/oz Sept 2008
909
855
680
844
830
2,328
981
1,029          895        2,289            986
588
June 2008 869 723 616 672 665 1,776 1,109
856           773
-             971
662
## Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.
June 2008 quarter’s NCE for international operations includes Cerro Corona.

17 I GOLD FIELDS RESULTS Q1F2009
Operating and financial results
SOUTH AFRICAN RAND
Total Mine
Operations
South African Operations
Total      Driefontein     Kloof          Beatrix      South Deep
Operating Results
Sept 2008
12,698
3,488          1,536             971             790
191
Ore milled/treated (000 tons)
June 2008
12,259
3,661          1,545          1,143             778
195
Yield (grams per ton)
Sept 2008
2.1
4.4              4.2             5.0              4.0                 4.4
June
2008
2.4
4.7              4.4             4.9              4.7                 6.0
Gold produced (kilograms)
Sept 2008
26,692
15,304           6,428          4,871          3,156
849
June
2008
28,861
17,208           6,786          5,577          3,678             1,167
Gold sold (kilograms)
Sept 2008
26,305
15,304           6,428          4,871          3,156
849
June
2008
28,861
17,208           6,786          5,577          3,678             1,167
Gold price received (Rand per kilogram)
Sept 2008
217,586
216,702       216,226       217,512       216,413          216,726
June
2008
223,568
225,070       224,934       224,583       226,101          224,936
Total cash costs (Rand per kilogram)
Sept 2008
153,461
153,581       130,149       153,747       150,982          339,694
June
2008
125,359
121,984       103,537       119,240       119,467          250,300
Notional cash expenditure (Rand per kilogram)
Sept 2008
226,120
212,742       169,306       210,142        206,622         579,270
June
2008
217,065
180,712       153,905       167,940        166,096         443,702
Operating costs (Rand per ton)
Sept 2008
333
707              573             809              631            1,587
June
2008
306
600              480             607              591            1,548
Financial Results (Rand million)
Revenue                                                              Sept
2008
5,723.6
3,316.4        1,389.9        1,059.5          683.0
184.0
June
2008
6,452.4
3,873.0        1,526.4        1,252.5          831.6
262.5
Operating costs, net
Sept 2008
4,149.7
2,467.7           880.6          785.4          498.6             303.1
June
2008
3,731.1
2,197.1           741.5          694.2          459.6             301.8
- Operating costs
Sept 2008
4,233.2
2,467.7           880.6          785.4          498.6             303.1
June
2008
3,747.5
2,197.1           741.5          694.2          459.6             301.8
- Gold inventory change
Sept 2008
(83.5)
-                  -                  -                -                   -
June
2008
(16.4)
-                  -                  -                -                   -
Operating profit
Sept 2008
1,573.9
848.7          509.3            274.1         184.4           (119.1)
June
2008
2,721.3
1,675.9          784.9            558.3         372.0             (39.3)
Amortisation of mining assets
Sept 2008
864.1
462.4          139.6            174.8           98.9
49.1
June
2008
741.8
389.5          144.4            144.5           89.7
10.9
Net operating profit
Sept 2008
709.8
386.3           369.7            99.3            85.5          (168.2)
June
2008
1,979.5
1,286.4           640.5          413.8           282.3            (50.2)
Other income/(expense)
Sept 2008
(131.6)
(79.3)          (29.9)          (23.9)           (10.3)            (15.2)
June
2008
(11.6)
(45.6)          (18.9)            (8.0)            (7.2)            (11.5)
Profit before taxation
Sept 2008
578.2
307.0          339.8             75.4            75.2          (183.4)
June
2008
1,967.9
1,240.8          621.6           405.8           275.1           (61.7)
Mining and income taxation                                     Sept
2008
283.2
151.1          115.2             32.5            31.4           (28.0)
June
2008
659.8
437.6          237.1            143.1          108.1           (50.7)
- Normal taxation
Sept 2008
193.4
68.4            66.4               1.9              0.1
-
June
2008
505.2
276.1          180.7             94.9              0.5
-
- Deferred taxation
Sept 2008
89.8
82.7            48.8             30.6            31.3            (28.0)
June
2008
154.6
161.5           56.4              48.2
107.6            (50.7)
Profit before exceptional items
Sept 2008
295.0
155.9           224.6            42.9            43.8          (155.4)
June 2008
1,308.1
803.2           384.5          262.7           167.0           (11.0)
Exceptional items
Sept 2008
115.4
115.2              1.7                 -              0.2            113.3
June
2008
(96.4)
(43.8)            21.2            (0.3)              0.4            (65.1)
Net profit
Sept 2008
410.4
271.1           226.3            42.9            44.0            (42.1)
June
2008
1,211.7
759.4           405.7          262.4          167.4             (76.1)
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Sept 2008
386.2
202.0           225.3            42.9            43.9          (110.1)
June 2008
1,275.9
785.3           392.5          262.7           167.1           (37.0)
Capital expenditure
Sept 2008
1,802.4
788.1           207.7           238.2          153.5           188.7
June 2008
2,517.2
912.6           302.9           242.4          151.3           216.0
Planned for next six months to March 2009
4,154.7
1,953.5           502.0           538.1          323.6           589.8

GOLD FIELDS RESULTS Q1F2009 I 18
Operating and financial results
SOUTH AFRICAN RAND
International Operations
Total
Ghana
Peru
Australia
#
Tarkwa
Damang
Cerro
Corona
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
Sept 2008
9,210           5,507             1,137                441          1,817               308
June
2008
8,598           5,469             1,057
-          1,733               339
Yield (grams per ton)
Sept 2008
1.2               0.9                1.2
0.9              1.7               5.3
June 2008
1.4               1.0                1.5                    -              1.8               5.0
Gold produced (kilograms)
Sept 2008
11,388            4,860            1,369                 387          3,147           1,625
June
2008
11,653            5,245            1,555
-           3,156           1,697
Gold sold (kilograms)
Sept 2008
11,001            4,860            1,369
-           3,147           1,625
June
2008
11,653            5,245            1,555
-           3,156           1,697
Gold price received (Rand per kilogram)
Sept 2008
218,816        216,584         215,997
-        221,926        221,846
June
2008
221,351         221,049        221,672
-        221,578        221,567
Total cash costs (Rand per kilogram)
Sept 2008
153,295         136,481         196,567
-         176,168        122,831
June
2008
130,344         110,639         144,373
-         165,558        112,905
Notional cash expenditure (Rand per kilogram)
Sept 2008
244,099         256,008         222,790
569,509         245,440        146,338
June
2008
277,046         213,785         192,990
-         242,681        165,468
Operating costs (Rand per ton)
Sept 2008
192                125               242
120               308              614
June
2008
180                109               242                   -               292              561
Financial Results (Rand million)
Revenue
Sept 2008
2,407.2          1,052.6            295.7
-            698.4            360.5
June
2008
2,579.4          1,159.4            344.7
-            699.3            376.0
Operating costs, net
Sept 2008
1,682.0             664.3           269.9
(20.1)            565.4           202.5
June
2008
1,534.0             584.9           225.2
-             526.5          197.4
- Operating costs
Sept 2008
1,765.5             688.7            274.8              52.7             560.2          189.1
June
2008
1,550.4            598.4             255.4
-             506.5          190.1
- Gold inventory change
Sept 2008
(83.5)            (24.4)              (4.9)
(72.8)                5.2            13.4
June
2008
(16.4)            (13.5)            (30.2)
-               20.0              7.3
Operating profit
Sept 2008
725.2             388.3              25.8              20.1             133.0           158.0
June
2008
1,045.4            574.5             119.5
-             172.8           178.6
Amortisation of mining assets
Sept 2008
401.7             120.5              25.4              31.2
224.6
June
2008
352.3               93.2              41.0                   -
218.1
Net operating profit
Sept 2008
323.5             267.8                0.4
(11.1)
66.4
June
2008
693.1             481.3               78.5
-
133.3
Other income/(expense)
Sept 2008
(52.3)             (36.5)             (13.7)
(12.6)
10.5
June 2008
34.0               (2.3)               (0.7)                 -
37.0
Profit before taxation
Sept 2008
271.2             231.3             (13.3)
(23.7)
76.9
June
2008
727.1             479.0               77.8
-
170.3
Mining and income taxation                                         Sept
2008
132.1               84.8                 3.2              1.4
42.7
June 2008
222.2             142.2                27.6
-
52.4
- Normal taxation
Sept 2008
125.0               89.9                 8.9                 -
26.2
June
2008
229.1             182.7                20.2
-
26.2
- Deferred taxation
Sept 2008
7.1               (5.1)              (5.7)               1.4
16.5
June
2008
(6.9)             (40.5)
7.4
-
26.2
Profit before exceptional items
Sept 2008
139.1             146.5              (16.5)
(25.1)
34.2
June 2008
504.9             336.8               50.2
-
117.9
Exceptional items
Sept 2008
0.2                     -                   -
-                     0.2
June
2008
(52.6)                    -                    -
-                 (52.6)
Net profit
Sept 2008
139.3              146.5            (16.5)
(25.1)
34.4
June
2008
452.3              336.8              50.2
-
65.3
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Sept 2008
184.2              168.1              (8.2)
(25.1)
49.4
June 2008
490.6              336.7              50.2
-
103.7
Capital expenditure
Sept 2008
1,014.3             555.5               30.2
167.7            212.2         48.7
June 2008
1,604.6             522.9               44.7
686.9            259.4         90.7
Planned for next six months to March 2009
2,201.2             848.2               77.7
672.5            419.3       183.5
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

19 I GOLD FIELDS RESULTS Q1F2009
Operating and financial results
UNITED STATES DOLLARS
Total Mine
Operations
South African Operations
Total      Driefontein      Kloof           Beatrix
South Deep
Operating Results
Ore milled/treated (000 tons)
Sept 2008
12,698
3,488           1,536              971              790            191
June 2008 12,259
3,661           1,545           1,143              778            195
Yield (ounces per ton)
Sept 2008
0.068
0.141           0.135           0.161            0.128         0.143
June 2008 0.076
0.151           0.141           0.157            0.152         0.192
Gold produced (000 ounces)
Sept 2008
858.2
492.0           206.7           156.6           101.5           27.3
June 2008 927.9
553.2           218.2           179.3           118.3           37.5
Gold sold (000 ounces)
Sept 2008
845.7
492.0           206.7           156.6           101.5           27.3
June 2008 927.9
553.2           218.2           179.3           118.3           37.5
Gold price received (dollars per ounce)
Sept 2008
874
871               869             874              870            871
June 2008 895
901               900             899              905            900
Total cash costs (dollars per ounce)
Sept 2008
617
617               523             618              607
1,365
June 2008 502
488               414             477              478
1,002
Notional cash expenditure (dollars per ounce)
Sept 2008
909
855              680              844              830
2,328
June 2008 869
723              616              672              665
1,776
Operating costs (dollars per ton)
Sept 2008
43
91               74
  105               82
205
June 2008 39
77               62                78                76
199
Financial Results ($ million)
Revenue
Sept 2008
739.5
428.5           179.6           136.9             88.2           23.8
June 2008 836.3
500.7           197.8           161.3           108.8           32.8
Operating costs, net
Sept 2008
536.1
318.8           113.8           101.5             64.4           39.2
June 2008 481.6
282.3             95.2            89.3              59.3           38.5
- Operating costs
Sept 2008
546.9
318.8           113.8           101.5            64.4             39.2
June 2008 484.1
282.3             95.2            89.3             59.3            38.5
- Gold inventory change
Sept 2008
(10.8)
-                  -                  -                  -                -
June 2008 (2.5)
-                  -                  -                  -                -
Operating profit
Sept 2008
203.3
109.7             65.8            35.4             23.8
(15.4)
June 2008 354.7
218.4           102.6             72.0            49.5            (5.7)
Amortisation of mining assets
#
Sept 2008
111.6
59.7             18.0            22.6             12.8             6.3
June 2008 95.3
49.6             18.6            18.4             11.7             0.8
Net operating profit
Sept 2008
91.7
49.9             47.8            12.8             11.0
(21.7)
June 2008 259.5
168.8             84.0            53.5             37.7            (6.5)
Other income/(expenses)
Sept 2008
(17.0)
(10.2)            (3.9)            (3.1)             (1.3)            (2.0)
June 2008 (1.0)
(5.5)            (2.4)            (0.9)             (0.8)            (1.5)
Profit before taxation
Sept 2008
74.7
39.7            43.9              9.7               9.7
(23.7)
June 2008 258.5
163.3            81.6            52.7              37.0            (8.0)
Mining and income taxation
Sept 2008
36.6
19.5            14.9              4.2               4.1            (3.6)
June 2008 86.6
57.6            31.2             18.6             14.6            (6.8)
- Normal taxation
Sept 2008
25.0
8.8              8.6               0.2
-                 -
June 2008 67.0
36.3            23.9             12.3              0.1
-
- Deferred taxation
Sept 2008
11.6
10.7              6.3              4.0               4.0
(3.6)
June 2008 19.6
21.3              7.4              6.3              14.5
(6.8)
Profit before exceptional items
Sept 2008
38.2
20.1             29.0              5.5              5.7
(20.1)
June 2008 171.9
105.7             50.4            34.1            22.4             (1.2)
Exceptional items
Sept 2008
14.9
14.9               0.2                 -
-
14.6
June 2008 (13.3)
(6.0)               3.0                 -
- (9.0)
Net profit
Sept 2008
53.1
35.0             29.2              5.5              5.7            (5.4)
June 2008 158.6
99.7             53.3            34.1            22.4
(10.2)
Net profit excluding gains and losses on
foreign exchange and exceptional items
Sept 2008
49.9
26.1             29.1              5.5              5.7
(14.2)
June 2008 167.2
103.0             51.4            34.0             22.5           (4.9)
Capital expenditure
Sept 2008
232.9
101.8             26.8            30.8             19.8           24.4
June 2008 326.9
118.1             39.4            31.3             19.5           27.9
Planned for next six months to March 2009 523.9
246.3             63.3            67.9             40.8           74.4
Average exchange rates were US$1 = R7.74 and US$1 = R7.77 for the September 2008 and June 2008 quarters respectively. The Australian dollar exchange rates were A$1 = R6.97 and
A$1 = R7.33 for the September 2008 and June 2008 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently.

GOLD FIELDS RESULTS Q1F2009 I 20
Operating and financial results
UNITED STATES DOLLARS
International Operations
Australian Dollars
Total
Ghana
Peru
Australia
#
Australia
#
Tarkwa
Damang
Cerro
Corona
St Ives
Agnew
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
Sept 2008
9,210           5,507
1,137            441         1,817              308
1,817           308
June 2008
8,598           5,469
1,057
-         1,733              339
            1,733           339
Yield (ounces per ton)
Sept 2008
0.040           0.028
0.039
0.028         0.056
0.170
0.056        0.170
June 2008
0.044           0.031
0.047
-         0.059
0.161
            0.059        0.161
Gold produced(000 ounces)
Sept 2008
366.1           156.3             44.0          12.4          101.2              52.2
101.2          52.2
June 2008
374.7           168.6             50.0
-          101.5              54.6
            101.5          54.6
Gold sold (000 ounces)
Sept 2008
353.7           156.3             44.0
-          101.2              52.2
101.2          52.2
June 2008
374.7           168.6             50.0
-          101.5              54.6
            101.5          54.6
Gold price received
Sept 2008
879              870
868                -             892
891
990           990
(dollars per ounce) June 2008
886              885
887                -             887
887
               949           949
Total cash costs
Sept 2008
616              548
790                -             708
494
  786          548
(dollars per ounce) June 2008
522              443
578                -             663
452
               702           479
Notional cash expenditure
Sept 2008
981            1,029            895
2,289             986             588
1,095           653
(dollars per ounce) June 2008
1,109              856
773                 -             971
662                 1,030           702
Operating costs
Sept 2008
25                16
31
15                40
79
44             88
(dollars per ton) June 2008
23                14
31                -                 38
72
40             77
Financial Results ($ million)
Revenue
Sept 2008
311.0           136.0            38.2
-             90.2            46.6
            100.2          51.7
June 2008
335.6           151.1
44.8                -             90.6
49.1
              95.8          52.2
Operating costs, net
Sept 2008
217.3             85.8
34.9
(2.6)            73.0
26.2
              81.1          29.1
June 2008
199.2             76.0
29.3                -            68.5
25.4
              72.6          26.7
- Operating costs
Sept 2008
228.1             89.0
35.5             6.8            72.4
24.4
             80.4           27.1
June 2008
201.7             77.8
33.3                -             65.8
24.8
              69.8          26.5
- Gold inventory change
Sept 2008
(10.8)            (3.2)
(0.6)
(9.4)              0.7
1.7
                0.7           1.9
June 2008
(2.5)            (1.8)
(4.0)                -              2.7
0.5
                2.8           0.2
Operating profit
Sept 2008
93.7            50.2              3.3             2.6             17.2
20.4
               19.1         22.7
June 2008
136.4             75.1
15.5                -             22.1
23.7
               23.2         25.5
Amortisation of mining assets
#
Sept 2008
51.9             15.6             3.3             4.0
29.0
32.2
June 2008
45.7             12.0             5.4                -
28.3 29.9
Net operating profit
Sept 2008
41.8             34.6             0.1
(1.4)
8.6
9.5
June 2008
90.7             63.1
10.1                -
17.5 18.8
Other income/(expenses)
Sept 2008
(6.8)             (4.7)
(1.8)
(1.6)
1.4
1.5
June 2008
4.5             (0.3)                -                 -
4.9 5.1
Profit before taxation
Sept 2008
35.0              29.9
(1.7)
(3.1)
9.9
11.0
June 2008
95.2              62.7
10.1                -
22.3 23.9
Mining and income taxation          Sept
2008
17.1              11.0            0.4             0.2
5.5
6.1
June 2008
29.0              18.6            3.6                -
6.8 7.2
- Normal taxation
Sept 2008
16.1              11.6            1.1                -
3.4
3.8
June 2008
30.7              24.7            2.7                -
3.4 3.6
- Deferred taxation
Sept 2008
0.9              (0.7)
(0.7)             0.2
2.1
2.4
June 2008
(1.7)              (6.1)            1.0                -
3.4 3.6
Profit before exceptional
items
Sept 2008
18.0              18.9
(2.1)
(3.2)
4.4
4.9
June 2008
66.2              44.1            6.5                -
15.6 16.7
Exceptional items
Sept 2008
-                    -
-
-
-
-
June 2008
(7.3)                   -
-
-                  (7.3)                                     (8.1)
Net profit
Sept 2008
18.0              18.9
(2.1)
(3.2)
4.4
4.9
June 2008
58.9              44.1            6.5                -
8.3 8.7
Net profit excluding gains and
losses on foreign exchange,
financial instruments and
exceptional items
Sept 2008
23.8              21.7
(1.1)
(3.2)
6.4
7.1
June 2008
64.2              44.0            6.5                -
13.7 14.6
Capital expenditure
Sept 2008
131.0              71.8             3.9
21.7            27.4              6.3
             30.4              7.0
June 2008
208.8              68.8             5.7
88.4            34.0
12.0
             36.4             13.0
Planned for next six months to March 2009
277.6            107.0             9.8
84.8            52.9
23.1
             62.4             27.3

21 I GOLD FIELDS RESULTS Q1F2009
Underground and surface
South African rand and metric units
Operating Results
Total Mine
Operations
South African Operations
International Operations
Total
Driefontein
Kloof       Beatrix
South
Deep
Total
Ghana               Peru              Australia
Tarkwa       Damang
Cerro
Corona
St Ives
Agne
w
Ore milled / treated (000 ton)
- underground
Sept 2008
2,698
2,277        724        603        790        160        421            -            -             -
245
176
June
2008
2,749
2,379        760        688        778        153        370            -            -             -
184
186
- surface
Sept 2008
10,000
1,211        812        368
-          31
8,789      5,507     1,137         441     1,572       132
June 2008
9,510
1,282        785        455
-          42
8,228      5,469     1,057
-      1,549       153
- total
Sept 2008
12,698
3,488     1,536         971       790         191     9,210      5,507     1,137        441     1,817        308
June 2008
12,259
3,661     1,545      1,143        778        195      8,598     5,469     1,057
-      1,733        339
Yield (grams per ton)
- underground
Sept 2008
6.3
6.4         8.1         7.7         4.0         5.1        5.8            -            -            -
4.2
8.1
June
2008
6.7
6.8         8.2         7.5         4.7         7.4        6.3            -            -            -
4.5
8.1
- surface
Sept 2008
1.0
0.7         0.7         0.7            -         1.2         1.0        0.9         1.2         0.9        1.4         1.5
June
2008
1.1
0.8         0.7         0.9            -         0.9         1.1        1.0         1.5
-         1.5         1.3
- combined
Sept 2008
2.1
4.4         4.2         5.0         4.0        4.4          1.2        0.9         1.2        0.9         1.7         5.3
June 2008
2.4
4.7         4.4         4.9         4.7        6.0          1.4        1.0         1.5
-         1.8         5.0
Gold produced (kilograms)
- underground
Sept 2008
16,915
14,467      5,873      4,626     3,156       812      2,448            -            -            -
1,023
1,425
June
2008
18,517
16,188      6,211      5,168     3,678     1,131     2,329             -           -            -
831
1,498
- surface
Sept 2008
9,777
837         555        245
-          37
8,940      4,860     1,369         387    2,124        200
June
2008
10,344
1,020        575        409
-          36
9,324      5,245     1,555
-      2,325       199
- total
Sept 2008
26,692
15,304      6,428     4,871     3,156        849
11,388      4,860     1,369        387     3,147    1,625
June 2008
28,861
17,208      6,786     5,577     3,678     1,167
11,653      5,245     1,555
-     3,156     1,697
Operating costs (Rand per ton)
- underground
Sept 2008
1,008       1,038      1,127     1,241        631     1,884         843            -            -            -
828
863
June
2008
887
886         896        970        591
1,958         897            -            -            -
874
919
- surface
Sept 2008
151
85          80        100            -          55
161         125        242        120        227        282
June
2008
138
70          78          59            -          52
148         109        242
-         223        125
- total
Sept 2008
333
707        573         809        631
1,587        192         125        242        120        308        614
June 2008
306
600        480         607        591
1,548        180         109        242
-         292        561

GOLD FIELDS RESULTS Q1F2009 I 22
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
September 2008 quarter
June 2008 quarter
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main                  VCR
Advanced                                      (m)
1,451
1,009
1,368
4,066                    846
1,625
Advanced on reef (m)
319
528
82
836                    364                     149
Sampled                                        (m)
339
459
36
912                    300                     108
Channel width (cm)
33
42
16
73                      51                     123
Average value           - (g/t)
39.3
11.5
58.1
24.5                   11.5                    22.0
- (cm.g/t)
1,299
479
916
1
1,792                    590
2,700
Kloof
September 2008 quarter
June 2008 quarter
Reef
Kloof
Main
VCR                Kloof                    Main                  VCR
Advanced                                      (m)
181
1,039
5,533
170                   1,273                 6,339
Advanced on reef (m)
113
248
674
41                       28                    770
Sampled                                        (m)
105
225
636
60                     294                    693
Channel width (cm)
197
69
133
135                       37                    105
Average value          - (g/t)
3.7
9.4
15.4
2.1                    17.0                   17.6
- (cm.g/t)
724
647
2,057
290                      633
1,849
Beatrix
September 2008 quarter
June 2008 quarter
Reef
Beatrix
Kalkoenkrans                       Beatrix
Kalkoenkrans
Advanced                                      (m)
7,029
2,231
7,301                              2,352
Advanced on reef (m)
1,383
237
1,490                                469
Sampled                                        (m)
1,515
189
1,014                                417
Channel width (cm)
106
85
69                                108
Average value         - (g/t)
6.2
22.4
9.1                               11.6
- (cm.g/t)
657
1,906
628                              1,253
South Deep
September 2008 quarter
June 2008 quarter
Reef
VCR
Elsburg                              VCR
Elsburg
Advanced                                      (m)
-
1,289
300                                 689
Advanced on reef (m)
-
1,103
-                                 680
Sampled                                        (m)
-
-
-                                    -
Channel width (cm)
-
-
2
-                                    -
2
Average value         - (g/t)
-
4.6
-                                  6.7
- (cm.g/t)
-
-
3
-                                    -
3
1) The secondary support initiative resulted in less development at the high grade shafts.
2) Trackless development in the Elsburg reefs is evaluated by means of the block model.
3) Full channel width not fully exposed in development, hence not reported.

23 I GOLD FIELDS RESULTS Q1F2009
Administration and corporate information
Corporate Secretary
CAIN FARREL
Tel:      (+27)(11) 644 2525
Fax:     (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Investor and Media Enquiries
WILLIE JACOBSZ
Tel:      (+508) 358 0188
Mobile:  (+857) 241 7127
e-mail: wjacobsz@gfexpl.com
Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel:      (+27)(11) 370 5000
Fax:    (+27)(11) 370 5271
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel:      (+44)(20) 8639 3399
Fax:     (+44)(20) 8658 3430
WEBSITE
http://www.goldfields.co.za
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A of
the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors
include among others: economic, business and political
conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface
gold mining; labour disruptions; changes in government
regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and
other macro-economic factors; and the impact of the AIDS
crisis in South Africa. These forward looking statements
speak only as of the date of this document.
The company undertakes no obligation to update publicly
or release any revisions to these forward looking
statements to reflect events or circumstances after the date of this document or to reflect the occurrence of
unanticipated events.
Registered Offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel:       (+27)(11) 644 2400
Fax:      (+27)(11) 484 0626
LONDON
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel:       (+44)(20) 7499 3916
Fax:      (+44)(20) 7491 1989
American Depository Receipts
Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258
US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Directors
A J Wright (Chairman)
N J Holland * (Chief Executive Officer)
K Ansah
#
J G Hopwood
G Marcus
R P Menell
D N Murray
D M J Ncube
R L Pennant-Rea *
C I von Christierson
G M Wilson
* British
#
Ghanaian

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 October 2008

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs